中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

1917 - 2007
COMMITTED TO BUILDING A BETTER TOMORROW

2007 INTERIM REPORT

Stock code: 2388

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(於香港註冊成立的有限公司)
(Stock Code 股份代號：2388)

To: Those shareholders who have chosen to rely on corporate communication of BOC Hong Kong (Holdings) Limited (the "Company") posted on its website in lieu of printed copy of the document and to receive by post a printed copy of the notification of the publication of the document on the Company's website:

Dear Sir or Madam,

Interim Report 2007

The Interim Report 2007 of the Company is now available (in English and Chinese) on the website of the Company at www.bochk.com. You may access the document by clicking "Investor Relations" on the home page of the Company's website, then clicking "Interim Report – 2007" under "What's New" or under "Financial Reports".

If you have any difficulty in receiving or gaining access to the Interim Report 2007 posted on the Company's website for any reason, we will promptly upon receiving your notice send the printed form of the Interim Report 2007 to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. The aforesaid notice should be sent to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

If you have any queries about how to obtain copy of the Interim Report 2007 or about how to access the document on the Company's website, please call the Company's hotline at (852) 2846 2700.

For and on behalf of
BOC Hong Kong (Holdings) Limited

致：選擇了依賴在中銀香港(控股)有限公司(「本公司」)網頁上刊載的公司通訊文件以代替該文件的印刷本，並以郵遞方式收取有關該文件已在本公司網頁上發表的通告的股東：

敬啟者：

2007年中期業績報告

閣下現在可在本公司網頁www.bochk.com閱覽2007年中期業績報告英文及中文版。如要閱覽該文件，請在本公司網頁主頁按「投資者關係」一項，再在「最新消息」或「財務報告」項下的「中期業績報告－2007」上按一下。

倘　閣下因任何理由以致在收取或接收載於本公司網頁上的2007年中期業績報告上出現困難，本公司將於接到　閣下通知後，立即向　閣下免費發送2007年中期業績報告的印刷本。此外，閣下亦可隨時給予本公司合理通知，以選擇收取本公司今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室。

倘　閣下對於如何索取2007年中期業績報告或如何在本公司網頁上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司　謹啟

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(於香港註冊成立的有限公司)
(Stock Code 股份代號：2388)

Dear Sir or Madam,
敬啟者：

Interim Report 2007
2007年中期業績報告

The Interim Report 2007 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Interim Report 2007 is also available (in English and Chinese) for viewing on the website of the Company at www.bochk.com and on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

中銀香港(控股)有限公司(「本公司」)2007年中期業績報告備有英文及中文版。本公司在收到　閣下的要求後，將提供　閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種語言的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網頁www.bochk.com及香港交易及結算所有限公司網頁www.hkex.com.hk閱覽2007年中期業績報告(英文及中文版)。

If you have any queries about how to obtain copy of the Interim Report 2007 or how to access the documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘　閣下對於如何索取2007年中期業績報告或如何在本公司網頁上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Interim Report 2007 or if you have received the said document in the language you want.

倘　閣下已收到2007年中期業績報告的中，英文兩種版本或　閣下收到的2007年中期業績報告版本所採用的語言符合　閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the Interim Report 2007 but I would like to receive its English version now.
本人已收到2007年中期業績報告的中文版，但現在希望收取其英文版。

OR (Note (1))　　或 (注釋(1))

☐ I have already received the English version of the Interim Report 2007 but I would like to receive its Chinese version now.
本人已收到2007年中期業績報告的英文版，但現在希望收取其中文版。

Name (姓名) ____________ Signature (簽名) ____________ Date (日期) ____________

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Contact telephone number (聯絡電話號碼) ____________

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar by using the aerogram overleaf.

注意：閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

請在此摺疊及封口
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BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited
Rooms 1806-1807
18th Floor, Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

香港中央證券登記有限公司
香港灣仔皇后大道東 183 號
合和中心 18 樓 1806-1807 室

CONTENTS

FINANCIAL HIGHLIGHTS

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m	Year ended 31 December 2006 HK$'m
Net operating income before loan impairment allowances	**12,060**	10,517	21,309
Operating profit	**8,808**	8,188	16,541
Profit before taxation	**9,227**	8,673	17,139
Profit for the period/year	**7,628**	7,229	14,284
Profit attributable to the equity holders of the Company	**7,466**	7,093	14,007
	HK$	HK$	HK$
Earnings per share	**0.7062**	0.6709	1.3248
Dividend per share	**0.4280**	0.4010	0.8480
	HK$'m	HK$'m	HK$'m
Capital and reserves attributable to the equity holders of the Company	**87,749**	81,034	84,655
Issued and fully paid share capital	**52,864**	52,864	52,864
Total assets	**1,047,095**	860,335	928,953
Financial ratios	**%**	%	%
Return on average total assets[1]	**1.57**	1.59	1.56
Return on average capital and reserves attributable to the equity holders of the Company[2]	**17.32**	17.63	17.02
Cost to income ratio	**28.34**	28.25	30.78
Loan to deposit ratio[3]	**48.17**	51.18	49.32
Average liquidity ratio[4]	**50.08**	50.30	50.46
Capital adequacy ratio[5]	**14.29**	14.61	15.72

1. $\text{Return on average total assets} = \dfrac{\text{Profit for the period/year}}{\text{Daily average balance of total assets}}$

2. Return on average capital and reserves attributable to the equity holders of the Company

$= \dfrac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$

3. Loan to deposit ratio is calculated as at 30 June 2007, 30 June 2006 and 31 December 2006. Loan represents gross advances to customers Deposit also includes structured deposits reported as "Financial liabilities at fair value through profit or loss".

4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the corresponding period.

5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules effective from 1 January 2007. Comparative ratio at 31 December 2006 is restated accordingly, while that at 30 June 2006 is calculated in accordance with the Third Schedule (repealed on 1 January 2007) of the Banking Orcinance under the Basel I capital accord.

CHAIRMAN'S STATEMENT

It gives me much pleasure to report that in the first half of 2007 the Group achieved record highs in its half-yearly financial performance with good progress on all major businesses. The Group's net operating income before loan impairment allowances increased by 14.7% to HK$12,060 million. These encouraging results were fuelled by the growth in both net interest income and net fees and commission income. Operating profit before loan impairment allowances was up 14.5% to HK$8,642 million while profit attributable to shareholders was up 5.3% to HK$7,466 million. Earnings per share increased by 5.3% to HK$0.7062. The Group's asset quality continued to improve with classified and impaired loan ratio dropping to an all-time low of 0.41%.

In view of the Group's good business results and healthy financial position, the Board has declared an interim dividend of HK$0.428 per share, an increase of 6.7% year-on-year.

The Hong Kong economy sustained its growth momentum, providing a healthy environment for the Group's business expansion. The local stock market remained buoyant in the first half of the year, boosting the volume of local stock market to record highs. Business investment in Hong Kong and merchandise exports continued to grow while private consumption increased, thanks to an improved job market. Inflation was still considered mild but signs were beginning to show that internal demand could jack up costs and that imported inflation could become a cause for concern.

We are also capitalising on the immense business opportunities arising from our strengthened business platform with the implementation of RPC business model, the Renminbi bond issue in Hong Kong and the opening up of the financial services in China.

Our strategic focus is to drive higher growth with an emphasis on high-margin businesses, to maintain the Group's lead in core areas, and to better equip ourselves for new business opportunities and longer-term growth. I am satisfied that much headway has already been made in attaining these goals in the first six months.

During the period, we recorded exceptionally strong growth in both business volume and operating profit in our retail and corporate banking businesses. We have established a strong momentum for loan growth in the local market. We have also maintained our market leadership in syndication loan market, retail banking, mortgage lending and RMB banking business in Hong Kong. The commencement of RMB bond offerings in Hong Kong is likely to give rise to more opportunities for us in the longer term as arranger and the RMB clearing bank in Hong Kong.

In accordance with our Strategic Plan 2006-2011, we have been actively growing our business and building a stronger presence in the Mainland. I am glad to report that in June this year, we have obtained the approval from the China Banking Regulatory Commission to start the preparatory work for incorporating a local subsidiary of Nanyang Commercial Bank, Limited in the Mainland of China. We have moved ahead at full speed for the incorporation work, including infrastructure building and staff recruitment, to ensure that our Mainland operation will be adequately prepared for new business opportunities.

We remain committed to become a top-quality financial services group with a powerful base in Hong Kong, a solid presence in Mainland China and a strategic foothold in the region. In the past six months, we have made good progress on expanding our core businesses and strengthening our business platform.

The Group recognises that human resources are the cornerstone of its success. We will continue to invest in this area, with a view to optimising our staff force and enhancing their professionalism. Looking ahead, we will continue to expand our product platform to provide our customers with quality services and products. We believe that business opportunities should continue to abound in both the Hong Kong and Mainland markets in the remainder of the year and years ahead. We remain in a good position to deliver higher value to shareholders and customers while offering rewarding opportunities to the staff.

Lastly, I am pleased to announce that with effect from 25 May 2007, Mr. Lee Raymond Wing Hung, the Group's Chief Financial Officer, and Mr. Gao Yingxin, the Group's Deputy Chief Executive in charge of Corporate Banking and Financial Institutions, Product Management, Global Markets and China Business, have joined the Board as Executive Directors of the Company. Messrs. Lee and Gao's respective expertise in finance and banking will certainly enhance the operation of the Board. Also, on behalf of the Board, I would like to express our gratitude to Mr. Hua Qingshan who has resigned as Non-executive Director with effect from 15 June 2007. In closing, I would like to extend my appreciation to our shareholders for their continuous support, the Board for their wise counsel and all our staff for their dedication and hard work.



XIAO Gang
Chairman

Hong Kong, 23 August 2007

As the Company is entering its 5th anniversary of public listing in Hong Kong, I am pleased to report that the Group continued to deliver encouraging business results and create higher value for shareholders in the first half of 2007. These fully reflected the growth momentum we have developed over recent years and helped gear towards realising our targets in the Group's Strategic Plan for 2006-2011.

Benefiting from the positive operating environment and our reinforced business platform, we were able to drive encouraging growth in both operating income and profit. More inspiring is that after a stable first quarter, our growth pace accelerated further in the second quarter. Before going into the details of our financial and business results, I would like to highlight the mileage we have covered in the first half to demonstrate our strong commitment to achieving growth, quality and excellence.

- We successfully grew our lending assets across-the-board amid fierce market competition, particularly in the high yielding segments;
- On the back of the robust investment market, we substantially increased our fee income;
- With better asset and liability management, we managed to further widen our net interest margin;
- We have further strengthened our market leadership positions in various key business areas of residential mortgage, loan syndication and RMB banking business in the local market;
- Our asset quality continued to improve with impressive results;
- Our distribution channels are greatly reinforced to support and foster business growth;
- To enhance our core competencies, we remained committed to the investment in human resources and IT while keeping good cost discipline.

Financial Highlights

By attaining solid growth in our core segments, we delivered higher earnings in the first half of 2007.

Net operating income before loan impairment allowances grew by 14.7% to HK$12,060 million. Compared to the same period in 2006, operating profit before loan impairment allowances was up 14.5% to HK$8,642 million, the highest interim result since our listing in 2002. Operating profit increased by 7.6% to HK$8,808 million despite lower loan impairment allowances write-back. The Group's profit attributable to shareholders grew by 5.3% to HK$7,466 million. Earnings per share increased by 5.3% to HK$0.7062.

Return on average total assets (ROA) and return on average shareholders' funds (ROE) were 1.57% and 17.32% respectively, versus 1.59% and 17.63% respectively for the first half of 2006. The slight changes were largely attributable to the higher loan impairment allowances write-back and investment property revaluation gain a year ago. ROE before loan impairment allowances and ROA before loan impairment allowances improved by 1.30 percentage points to 20.05% and by 0.12 percentage point to 1.78%, respectively.

As mentioned above, the Group's advances to customers surged by 13.2%, amounting to HK$392,811 million. We witnessed robust growth in high-margin advances such as trade finance, SME loans and loans extended to customers through our Mainland operation. This, together with the high volume of IPO financing, contributed significantly to the rise of the Group's net interest income by 18.7% to HK$8,903 million.

During the interim period, we widened our net interest margin by 22 basis points to 2.03%, versus 1.81% a year ago. This was achieved despite the spread between HKD Prime and HIBOR narrowed by 38 basis points in the first half of the year. This extent of improvement exceeded that of our peers and aptly reflected our relentless efforts to improve the assets and deposits mix, the control of funding costs as well as the yield

on debt securities. Average interest-earning assets were up 5.9% to HK$883,030 million primarily as a result of higher average deposits, including substantial amount of IPO subscription funds.

Our focused effort to boost the Group's fee-based income led to a sharp increase in net fees and commission income of 49.5% to HK$2,632 million. Riding on the robust local stock market and having further enhanced our channels to capture new business opportunities, our stock brokerage commissions increased by 105.6%. Led by the sales of China equity funds and other thematic funds, our asset management fees income registered an equally strong growth of 104.8%. Insurance and investment income from BOC Life grew by 25.8% to HK$263 million, which was attributable to higher interest income from securities investment.

Net trading income fell by 62.5% to HK$417 million following the 79.0% decline in net trading income from foreign exchange and related products, resulting from the net trading loss of foreign exchange swap contracts. However, should the net trading loss of swap contracts be excluded, the income from foreign exchange business would have increased by 19.0%.

To cater for the Group's long-term expansion, it remains our key policy to invest in human resources and IT infrastructure. During the interim period, we initiated salary increment to ensure that our remuneration package was competitive in the market. We also recruited additional manpower, including professionals in various fields, for business development. At the same time, our e-banking channels and branch network were enhanced to better serve customers. As a result, the Group's operating expenses increased by 15.0% to HK$3,418 million in the first six months. Despite this increase, we managed to optimise our cost-to-income ratio which, at 28.34%, was merely 0.09 percentage point higher than that recorded in the same period of 2006 and remained at low end of industry level.

With effective risk management, the Group's asset quality improved further. Classified and impaired loan ratio dropped to 0.41%, versus 0.57% six months ago. In this regard, we once again outperformed the local banking sector as a whole.

The Group's total assets reached HK$1,047,095 million as at the end of June 2007, up 12.7% from end-2006. Total deposits from customers increased by 15.9% to HK$815,517 million. The Group's capital and liquidity positions remained strong. Consolidated capital adequacy ratio was 14.29% at the end of June 2007, versus 15.72% at end-2006, due to an increase in risk-weighted assets. Average liquidity ratio was 50.08%, versus 50.30% a year ago.

Business Review

The performance of our major business streams testified to our success in driving the growth of both business volume and profitability.

Retail Banking

We continued to leverage the competitive edge of our personal banking segment which presented superb results in the first half of 2007. We succeeded in growing the high-yielding segments, such as investment and insurance, expanding our high net worth customer base with enhanced wealth management services, maintaining our market lead in residential mortgage and Hong Kong RMB banking business while growing our credit card segment.

Net operating income before loan impairment allowances increased by 25.2% to HK$6,864 million, of which net interest income was up 13.0% to HK$4,309 million and other operating income was up an even stronger 53.0% to HK$2,555 million. Profit before taxation increased by nearly 29.6% to HK$4,134 million.

We grew non-interest operating income substantially by 53.0% year-on-year in an active investment market. By strengthening our trading platform, especially the automated channels, and implementing effective marketing strategies, we achieved solid growth in both stock transaction volume and stock brokerage

commissions of 111.9% and 105.6% respectively. Driven by the sales of China equity funds and other thematic funds, asset management fees grew substantially by 104.8%. Commissions from the sales of bonds also increased by 124.1% upon the introduction of private placement service.

We moved on to grow our wealth management segment with encouraging results. In the first six months, the number of wealth management customers and assets under management increased by 16.8% and 16.9% respectively. Through service enhancement and customisation, we started providing premium services to our high net worth customer group.

Notwithstanding intense competition, we maintained our market leadership in residential mortgage which outperformed the industry by registering a growth of 3.3%. We introduced a wider assortment of mortgage products to tailor the diverse needs of customers. Under such measures, the underwriting of new mortgages soared by 119.4%, versus the market average of merely 38.0%. We continued to expand our credit card business in terms of card advances and card issuance. In particular, cardholder spending and merchant acquiring volume increased by 25.9% and 35.3% respectively.

The Group remained the local market leader in RMB banking business. RMB deposits went up by 20.5% during the interim period. We also led the market in the RMB credit card business, with RMB merchant acquiring volume and RMB cardholder spending volume growing by 51.1% and 57.9% respectively. In June we launched a new RMB bond service and acted as one of the joint lead managers and bookrunners as well as placing banks for the first issuance of RMB bonds by China Development Bank in Hong Kong. With the further expansion of RMB banking business in Hong Kong, the role of BOCHK as the only local RMB clearing bank has been enhanced accordingly.

We continued to shape up our distribution channels to support business growth. We reinforced our e-banking platform and services, which contributed significantly to the surge in online stock trading. Transactions of e-banking surged by 116.7% while stock brokerage business volume via our automated channels rose by 176.7% in the first half of this year as compared with the same period of 2006. More wealth management centres were set up to cater to our targeted high net worth customers.

Corporate Banking

We steered the business growth of the corporate banking segment with considerable progress in the first half of this year. Net operating income before loan impairment allowances increased by 19.6%, of which net interest income was up 19.5% and other operating income increased by 19.8%. Operating profit before loan impairment allowances, at HK$2,235 million, increased by 21.4% while pre-tax profit stayed at roughly the same level as a year ago.

It has been our prime emphasis to grow corporate lending in order to increase net interest income in this business segment. Spurred by Hong Kong's vibrant external trade, our trade finance recorded a substantial growth of 28.1%. Its proportion in the Group's total loan portfolio also increased. We also made significant headway in industrial, commercial and financial loans, which increased by a total of 18.8%. Under our new SME business model and through aggressive marketing, we registered a growth of 19.9% in SME loans in the first six months. We remained the market leader in loan syndication in the Hong Kong-Macau and Mainland-Hong Kong-Macau syndicated loan markets. We acted as the coordinator for the largest syndicated loan ever-recorded in Hong Kong in recent years. Backed by robust stock trading and the spate of IPO in Hong Kong, we made use of our reinforced business platform to boost our IPO financing business, which registered a two-fold growth and provided more than HK$220 billion worth of financing to both corporate and retail customers. We acted as the major receiving bank for 20 IPOs in Hong Kong in the first half of the year.

Mainland Business

China business has always been one of the Group's strategic focuses. Our Mainland branches continued to enjoy solid results in the first half. Operating profit before loan impairment allowances increased by 57.3%. Total advances to customers increased by 16.6%, of which RMB loans surged by 42.8%. Deposits from customers rose by 40.6%.

As mentioned in the last Annual Report, the Group is pursuing a dualistic approach with regard to the development of Mainland business by incorporating Nanyang Commercial Bank, Limited (NCB) as a local bank in the Mainland to provide full banking services while maintaining BOCHK and Chiyu's status as foreign-funded banks to focus on corporate banking and foreign exchange businesses. In this connection, preparation for the incorporation of NCB and the roll-out of full banking services in the Mainland has been well underway since the beginning of this year. We are pleased to announce that in June this year, NCB obtained the approval of China Banking Regulatory Commission to incorporate its current operations in the Mainland as its wholly-owned subsidiary under the name of Nanyang Commercial Bank (China) Limited (NCB China).

The business scope of the Group's Mainland branches and sub-branches kept expanding. By end-June, 12 of our 14 branches and sub-branches were allowed to conduct RMB business. All of the 14 outlets are now licensed to conduct derivatives business and offer insurance agency services.

We continued to work closely with our parent BOC Group for business development. In the first half of this year, business referrals between BOC and us contributed to the loan growth on both sides. Our collaboration with BOC in the offering of privileged and priority banking services for wealth management customers from both banks in the Asia Pacific Region has been making good progress. These successful experiences will be the key motivating force that drives our continuous cooperation for mutual gains.

Treasury

The focus of our Treasury segment this year is portfolio diversification and product development. I am satisfied that considerable progress was made in that regard in the first six months. We adjusted the Group's asset allocation by diversifying into structured debt securities to maximise return on residual funds, thus resulting in a more balanced portfolio. We have been actively developing new treasury products. Under our new notes programme, the first batch of structured notes was issued in February 2007 and generated a sales volume of over HK$700 million in the first half of 2007. We also launched equity warrants to enrich the Group's product portfolio and offer more investment choices to our customers.

Treasury registered a healthy growth in net interest income of 20.5%, which was attributable to better return from the effectively diversified debt securities portfolio. However, owing to the fall in other operating income caused mainly by the net trading loss of foreign exchange swap contracts, as well as the decline in net trading income from interest rate instruments and commodities, total operating income decreased by 12.2% year-on-year to HK$2,454 million. Profit before taxation was down 14.8% to HK$2,221 million.

Insurance

The insurance segment performed well in the first half of 2007. Net interest income was up 66.3% to HK$346 million mainly due to the rise in investments in debt securities. Despite the fall in other operating income of 17.5% that led to a decline of 12.0% in total operating income, profit before taxation jumped up by 35.4% to HK$107 million.

Upon acquiring a 51% shareholding in BOC Life in 2006, we have been actively expanding our insurance product offerings to meet our customers' diverse demands. For example, we introduced a series of new insurance products including regular pay products and launched various promotion campaigns. As a result, income from first year regular premium was up by 88.2% year-on-year.

Outlook

Looking ahead, we believe that the macroeconomic environment is likely to remain stable. The Hong Kong economy will continue to benefit from the Mainland's strong economic performance, despite that the global growth is expected to moderate in the second half of the year. The opening of the Mainland's financial services sector, in particular, is expected to give rise to greater business opportunities. However, we are also alert to the risks that could arise from the mounting volatility of the global investment market and the uncertainty in interest rate movements. The potential rise of operating costs in Hong Kong is also an aspect we need to monitor closely and manage proactively.

In the remainder of the year, we will drive business growth by taking advantage of our new business model, the Relationship-Product-Channel (RPC) Model, and our reinforced business platform. Given the momentum we have already built up in growing our loan business, we will continue to strengthen high-yielding segments such as trade finance, SME lending, consumer loans and our Mainland operation's lending business. We will also seek to maintain our lead and further expand our market share in residential mortgage, loan syndication and Hong Kong RMB banking business. Wealth management will continue to be one of our major targets. With our enhanced wealth management platform, branch infrastructure and product capability, we are in a stronger position than before to grow this segment by means of product innovation and customisation. Provided that the stock market remains favourable, our sufficiently strengthened trading platform should enable us to capture the growth opportunities in stock brokerage business. All these pursuits will of course be supported by the entrenchment of the RPC Model and the new corporate culture throughout the Group.

With the approval given by China Banking Regulatory Commission, we are proceeding at full speed to incorporate NCB China as a local bank in the Mainland. This new wholly-owned subsidiary of the Group is to be headquartered in Shanghai and its operation is scheduled for commencement by the end of this year. With the support of the whole Group, we have already started arming our Mainland branches with the necessary internal infrastructure and manpower so that we can offer a full range of RMB banking services in the Mainland market. We will also allocate sufficient resources for building and promoting the new NCB China brand in the Mainland. NCB China will be actively identifying locations in major cities in the Pearl River Delta, the Yangzi River Delta and other coastal regions for the purpose of expanding its branch network in the Mainland.

In terms of business scope expansion, our Mainland branches will seek to enhance competitiveness in various business segments, particularly trade finance, property mortgage and wealth management, through product and channel improvement. The underlying objective is to expand cross-border services by introducing into the Mainland products originating from Hong Kong.

We are confident of the Group's ability to maintain its consistently good pace of growth in income and profit, accompanied by ongoing consciousness in risk management.

In concluding, I wish to thank the Board of Directors for their guidance. I would also like to thank all my colleagues for their commitment and exertion to excel themselves and deliver record results.



HE Guangbei
Vice Chairman and Chief Executive

Hong Kong, 23 August 2007

This section provides an analysis of the Group's performance, financial position, and risk management. The following analysis should be read in conjunction with the financial statements included in this Interim Report.

CONSOLIDATED FINANCIAL REVIEW

In the first six months of 2007, the Group achieved encouraging financial performance and made good progress in implementing its strategic plan for 2006-2011. Driven by strong growth in core earnings, the Group posted record highs in its half-yearly financial results. Compared to the first half of 2006, operating profit before loan impairment allowances increased to HK$8,642 million, up HK$1,096 million or 14.5%. Despite a fall in both loan impairment allowances write-back and investment property revaluation gain, profit attributable to shareholders rose by HK$373 million, or 5.3%, to HK$7,466 million. Earnings per share were HK$0.7062, up HK$0.0353. Return on average total assets ("ROA") and return on average shareholders' funds ("ROE") were 1.57% and 17.32% respectively. ROA and ROE were lower on a year-on-year basis mainly because of the relatively higher loan impairment allowances write-back and revaluation gain on investment properties recorded in the first half of 2006. ROE before loan impairment allowances in the first half of 2007 improved by 1.30 percentage points to 20.05% while ROA before loan impairment allowances also improved by 0.12 percentage point to 1.78%.

Financial Highlights

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Operating income	**12,060**	10,792	10,517
Operating expenses	**(3,418)**	(3,587)	(2,971)
Operating profit before loan impairment allowances	**8,642**	7,205	7,546
Reversal of loan impairment allowances	**166**	1,148	642
Others	**419**	113	485
Profit before taxation	**9,227**	8,466	8,673
Profit attributable to equity holders of the Company	**7,466**	6,914	7,093
Earnings per share (HK$)	**0.7062**	0.6539	0.6709
Return on average total assets	**1.57%**	1.53%	1.59%
Return on average shareholders' funds*	**17.32%**	16.69%	17.63%
Return on average total assets before loan impairment allowances	**1.78%**	1.57%	1.66%
Return on average shareholders' funds* before loan impairment allowances	**20.05%**	17.39%	18.75%
Net interest margin	**2.03%**	1.97%	1.81%
Non-interest income ratio	**26.18%**	22.79%	28.66%
Cost-to-income ratio	**28.34%**	33.24%	28.25%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Analyses of the Group's financial performance and business operations are set out in the following sections.

Net Interest Income and Margin

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006*	Half-year ended 30 June 2006*
Interest income	**21,484**	20,868	19,403
Interest expense	**(12,581)**	(12,536)	(11,900)
Net interest income	**8,903**	8,332	7,503
Average interest-earning assets	**883,030**	837,113	833,847
Net interest spread	**1.61%**	1.54%	1.39%
Net interest margin	**2.03%**	1.97%	1.81%

* Interest expense on short positions in Exchange Fund Bills and callable interest rate swaps were reclassified from "Net gain from interest rate instruments" included as "Net trading income" to "Interest expense". Average interest-earning assets, net interest spread and net interest margin were revised accordingly.

Compared to the first half of 2006, net interest income increased by HK$1,400 million, or 18.7%, to HK$8,903 million. Average interest-earning assets grew by HK$49,183 million, or 5.9%, to HK$883,030 million mainly due to the increase in average deposits (including funds from IPO subscriptions). Net interest margin increased by 22 basis points to 2.03% and net interest spread widened by 22 basis points to 1.61%.

After a relatively steep rise in the first half of 2006, HKD and USD interest rates have performed quite differently since the second half of 2006. While one-month LIBOR has remained flat at around 5.3% since the second half of 2006 due to the softening US economy, one-month HIBOR dropped gradually in the second half of 2006 from 4.19% at end-June 2006 to 3.91% at end-2006 due to abundant liquidity in the local banking sector. Conversely, in the first half of 2007, one-month HIBOR rebounded to 4.48% at end-June due to IPO activities. Compared to the first half of 2006, average one-month HIBOR increased by 5 basis points to 4.24% while average one-month LIBOR increased by 47 basis points to 5.32% in the first half of 2007. At the same time, the Group's average HKD Prime rate decreased by 33 basis points year-on-year to 7.75%, thus narrowing the HKD Prime-to-one-month HIBOR spread (hereinafter called "Prime-HIBOR spread") by 38 basis points to 3.51% in the first half of 2007.

During the period under review, average customer deposits increased by HK$48,260 million, or 7.4%, leading to an increase in average interest-earning assets by HK$49,183 million, or 5.9%. The increasing interest rate environment together with the rise in investments in structured securities and selected corporate bonds helped raise the gross yield on debt securities by 45 basis points. At the same time, the Group's assets mix further improved with average debt securities investments and loans and advances to customers accounting for 37.4% and 41.2% of average interest-earning assets, up 2.0 and 1.8 percentage points respectively. In particular, higher yielding loans such as trade finance, SME loans and lending through the Group's Mainland branches grew year-on-year. Nevertheless, as Prime-HIBOR spread narrowed and pricing pressure continued, loan spread was compressed. Weighted average yield from the residential mortgage portfolio, excluding Government Home Ownership Scheme ("GHOS") mortgages, decreased by 13 basis points year-on-year to 2.65% below HKD Prime rate. As a result, average gross yield from loans and advances to customers fell by 11 basis points to 5.51%. On the other hand, the Group's overall funding costs remained flat. The Group's conscious effort in managing funding costs continued to enhance the fixed deposits spread. Meanwhile, savings deposits spread also widened as average savings rate decreased in times of higher average market rates. At the same time, deposit mix continued to improve with increasing proportion of average demand deposits and current accounts as well as savings deposits (hereinafter called "lower cost deposits") to average total deposits.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

	Half-year ended 30 June 2007		Half-year ended 31 December 2006		Half-year ended 30 June 2006	
ASSETS	**Average balance HK$'m**	**Average yield %**	Average balance HK$'m	Average yield %	Average balance HK$'m	Average yield %
Loans to banks	**171,408**	**3.80%**	170,018	3.86%	185,034	3.93%
Debt securities investments	**330,010**	**4.84%**	309,676	4.80%	294,901	4.39%
Loans and advances to customers	**363,753**	**5.51%**	338,941	5.69%	328,777	5.62%
Other interest-earning assets	**17,859**	**4.53%**	18,478	3.81%	25,135	1.75%
Total interest-earning assets	**883,030**	**4.91%**	837,113	4.94%	833,847	4.69%
Non interest-earning assets	**87,716**		83,287		77,478	
Total assets	**970,746**	**4.46%**	920,400	4.50%	911,325	4.29%

	Half-year ended 30 June 2007		Half-year ended 31 December 2006		Half-year ended 30 June 2006	
LIABILITIES	**Average balance HK$'m**	**Average rate %**	Average balance HK$'m	Average rate %	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**43,374**	**3.31%**	45,772	2.96%	43,930	3.03%
Current, savings and fixed deposits	**696,136**	**3.30%**	658,512	3.38%	647,876	3.33%
Certificates of deposit issued	**2,473**	**3.54%**	3,022	3.41%	3,953	3.07%
Other interest-bearing liabilities	**26,743**	**3.31%**	25,140	4.69%	31,375	3.05%
Total interest-bearing liabilities	**768,726**	**3.30%**	732,446	3.40%	727,134	3.30%
Non interest-bearing deposits	**33,178**		31,848		33,781	
Shareholders' funds* and non interest-bearing liabilities	**168,842**		156,106		150,410	
Total liabilities	**970,746**	**2.61%**	920,400	2.70%	911,325	2.63%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Compared to the second half of 2006, net interest income increased by HK$571 million, or 6.9%. Average interest-earning assets grew by HK$45,917 million, or 5.5%, driven by the increase in average deposits (including funds from IPO subscriptions). Net interest margin and net interest spread rose by 6 basis points and 7 basis points respectively. Contribution from net free funds fell by 1 basis point.

As a result of the rebound of HKD interest rate in the first half of 2007, average one-month HIBOR increased by 19 basis points to 4.24% when compared to the second half of 2006. On the other hand, average 1-month LIBOR remained relatively stable. Improvement in net interest income was mainly attributable to the increase in average interest-earning assets as well as the increase in average loans and advances to customers, in particular higher yielding loans such as trade finance, SMEs loans and lending through Mainland branches. Meanwhile, total deposit spread widened as average savings rate decreased in times of higher average market rates. Deposit mix also improved with a higher proportion of average lower cost deposits in average total deposits. However, as Prime-HIBOR spread narrowed and pricing pressure continued, loan spread was compressed. Weighted average yield from the residential mortgage portfolio, excluding GHOS mortgages, declined by 5 basis points to 2.65% below the HKD Prime rate.

Net Fees and Commission Income

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Bills commissions	**273**	278	259
Loan commissions	**129**	157	116
Investment and insurance fee income	**1,764**	993	858
Securities brokerage (Stockbroking)	**1,324**	739	644
Securities brokerage (Bonds)	**65**	76	29
Asset management	**342**	150	167
Life insurance*	**33**	28	18
General insurance	**52**	42	54
Trust services	**66**	64	54
Payment services	**221**	218	200
Credit cards	**471**	432	375
Account services	**153**	147	157
Guarantees	**24**	19	25
Currency exchange	**73**	66	51
RMB business	**54**	41	36
Correspondent banking	**17**	16	15
IPO-related business	**43**	25	35
Others	**99**	135	117
Fees and commission income	**3,439**	2,633	2,352
Fees and commission expenses	**(807)**	(677)	(591)
Net fees and commission income	**2,632**	1,956	1,761

* As a result of the combination with BOC Life in 2006, fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

Net fees and commission income increased by HK$871 million, or 49.5% year-on-year, to HK$2,632 million, primarily due to a significant rise in investment and insurance fee income of HK$906 million or 105.6% and an increase of fees from card business of HK$96 million or 25.6%. The remarkable performance of investment and insurance agency business reflected the Group's business initiatives on the back of the active equity market and IPO activities. Fees from card business also recorded satisfactory growth as cardholder spending and merchant acquiring volume increased by 25.9% and 35.3% respectively. Fees from currency exchange, trust services, loans and payment services all registered double-digit growth of 43.1%, 22.2%, 11.2% and 10.5% respectively. Riding on flourishing IPOs in the first half of 2007, the Group's fees and commission income from IPO-related activities such as receiving banker's fee and brokerage fee surged by 22.9%. Meanwhile, fee income from RMB-related services also rose by 50.0%. Fees and commission expenses rose by HK$216 million or 36.5%, mainly driven by the increases in stockbroking expenses as well as fees and commission expenses for credit card business. Moreover, additional charges under the Deposit Protection Scheme that commenced in September 2006 also contributed to the increase in fees and commission expenses.

Compared to the second half of 2006, net fees and commission income increased by HK$676 million, or 34.6%, largely because of the increase in fee income from stock brokerage of HK$585 million or 79.2% and that in asset management of HK$192 million or 128.0%. Fees and commission income from IPO-related activities, RMB-related business and card business also increased by 72.0%, 31.7% and 9.0% respectively. Fees and commission expenses rose by 19.2%, mainly due to an increase in stockbroking expenses, credit card expenses and the additional charges under the Deposit Protection Scheme.

Investment and Insurance Business

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Investment and insurance fee income			
Securities brokerage (Stockbroking)	**1,324**	739	644
Securities brokerage (Bonds)	**65**	76	29
Asset management	**342**	150	167
Life insurance	**33**	28	18
	1,764	993	858
Insurance and investment income of BOC Life			
Net insurance premium income	**2,933**	2,719	3,476
Interest income	**346**	265	208
Net (loss)/gain on financial instruments designated at fair value through profit or loss	**(389)**	835	(415)
Others	**5**	6	–
Gross insurance and investment income of BOC Life*	**2,895**	3,825	3,269
Less: net insurance benefits and claims	**(2,632)**	(3,595)	(3,060)
	263	230	209
Total investment and insurance income	**2,027**	1,223	1,067

* Before commission expenses.

Total investment and insurance income surged by HK$960 million, or 90.0%, year-on-year to HK$2,027 million primarily due to an increase in investment and insurance fee income of HK$906 million, or 105.6%, and the rise in BOC Life's insurance and investment income by HK$54 million, or 25.8%. In the first half of 2007, the Group actively promoted stock brokerage and improved its trading platform and services. Against the backdrop of the buoyant equity market and IPO activities, commissions from stock brokerage rose by HK$680 million, or 105.6%, with the stock brokerage business volume growing substantially by 111.9%. Boosted by the sales of China equity funds and certain thematic funds, asset management fee income increased by HK$175 million, or 104.8%, with the sales of open-end funds rising by 107.8%. Commission from sales of bonds also increased by HK$36 million, or 124.1%, after the successful launch of private placement services which helped grow the sales of structured notes by 237.2%. Meanwhile, fee income from the Group's insurance business partner rose by HK$15 million, or 83.3%, with sales volume increased by 174.0%. At the same time, BOC Life's insurance and investment income increased by HK$54 million, or 25.8%, to HK$263 million, which was mainly attributable to higher interest income from securities investments. In the first half of 2007, the Group improved its product mix by actively promoting its own regular pay products, and at the same time, boosted the sales of single premium products of its insurance business partner. As a result, total business volume of life insurance products increased by 8.7%.

Compared to the second half of 2006, total investment and insurance income increased by HK$804 million, or 65.7%, resulting from an increase in investment and insurance fee income of HK$771 million, or 77.6%. At the same time, insurance and investment income of BOC Life rose by HK$33 million, or 14.3%.

Net Trading Income

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006*	Half-year ended 30 June 2006*
Foreign exchange and foreign exchange products	**155**	376	737
Interest rate instruments	**192**	2	302
Equity instruments	**70**	58	15
Commodities	**–**	20	58
Net trading income	**417**	456	1,112

* Interest expense on short positions in Exchange Fund Bills and callable interest rate swaps were reclassified from "Net gain from interest rate instruments" included as "Net trading income" to "Interest expense".

Net trading income was HK$417 million, down HK$695 million or 62.5% year-on-year. This was mainly caused by the decline in net trading income from foreign exchange and foreign exchange products of HK$582 million, or 79.0%, resulting from the net trading loss on foreign exchange swap contracts**. Income from other foreign exchange activities increased satisfactorily by 19.0%. Net trading income from interest rate instruments dropped by HK$110 million, or 36.4% as the gain in fair value of the Group's interest rate swap contracts declined. Net trading income of equity instruments increased by HK$55 million due to the option premium received under the Group's newly launched notes programme and the increase in the fair value of certain equity instruments. The decrease in net trading income from commodities was chiefly attributable to the decline in customers' demand for bullion products as market volatility decreased, coupled with the net trading loss on certain commodities instruments.

Compared to the second half of 2006, net trading income decreased by HK$39 million or 8.6% as a result of the increase in the net trading loss on foreign exchange swap contracts**. This was partly offset by the increase in the fair value of interest rate swap contracts. Meanwhile, other foreign exchange activities performed satisfactorily and the related net trading income increased by 10.9%.

** Foreign exchange swap contracts are usually used for the Group's liquidity management and funding activities. Under foreign exchange swap contracts, the Group exchanges one currency (original currency) for another (swapped currency) at the spot exchange rate (spot transaction) and commits to reverse the spot transaction by exchanging the same currency pair at a future maturity at a predetermined rate (forward transaction). In this way, surplus funds in original currency are swapped into another currency for liquidity and funding purposes. Under HKAS 39, the exchange difference between the spot and forward contracts is recognised as foreign exchange gain or loss (as included in "net trading income"), while the corresponding interest differential between the surplus funds in original currency and swapped currency is reflected in net interest income.

Net (Loss)/Gain on Financial Instruments Designated at Fair Value through Profit or Loss (FVTPL)

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Net (loss)/gain on financial instruments designated at FVTPL of the banking business	**(5)**	(79)	(21)
Net (loss)/gain on financial instruments designated at FVTPL of BOC Life	**(389)**	835	(415)
Net (loss)/gain on financial instruments designated at FVTPL	**(394)**	756	(436)

Net loss on financial instruments designated at fair value through profit or loss decreased by HK$42 million, or 9.6%, year-on-year. Net loss on financial instruments designated at fair value through profit or loss of the Group's banking business and insurance subsidiary fell by HK$16 million, or 76.2%, and HK$26 million, or 6.3%, respectively when compared to the same period last year.

After a net gain of HK$756 million in the second half of 2006, net loss on financial instruments designated at fair value through profit or loss was HK$394 million, a decline of HK$1,150 million mainly due to the changes in the fair value of the investments in debt securities and structured notes held by BOC Life.

Net Insurance Premium Income

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Life and Annuity	**2,358**	2,385	3,467
Linked Long Term	**578**	338	10
Retirement Scheme	**–**	2	1
	2,936	2,725	3,478
Reinsurers' share of gross earned premiums	**(3)**	(6)	(2)
Net insurance premium income	**2,933**	2,719	3,476

Compared to the first half of 2006, net insurance premium income decreased by HK$543 million, or 15.6%, to HK$2,933 million, owing to the decline in premium income from single premium products. In 2006, a relatively higher sales of single premium products was made in the first half of the year whereas in the first half of 2007, the Group focused on improving its product mix by launching a host of promotional activities for regular pay products that would provide a longer, higher and more stable income stream to the Group as well as more protection at a reasonable return to its customers. Plans like 'Wisdom Investment Linked Insurance Plan', 'Total value Retirement Solution' and 'Companion Insurance Plan' were particularly well received by customers. As a result, income from first year regular premium was up 88.2% year-on-year. At the same time, the Group boosted its sales of single premium products of its insurance business partner, and the total business volume of life insurance products (including that of BOC Life and the Group's insurance business partner) was up 8.7%.

Compared to the second half of 2006, net insurance premium income rose by HK$214 million or 7.9% to HK$2,933 million. The increase was attributable to the 9.6% growth in new insurance policies with 33.3% increase in income from first year regular premium.

Net Insurance Benefits and Claims

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Life and Annuity	**2,084**	3,258	3,051
Linked Long Term	**551**	334	10
Retirement Scheme	**(2)**	3	–
	2,633	3,595	3,061
Reinsurers' share of claims, benefits and surrenders paid	**(1)**	–	(1)
Net insurance benefits and claims	**2,632**	3,595	3,060

Compared to the first half of 2006, net insurance benefits and claims decreased by HK$428 million, or 14.0%, to HK$2,632 million, which was mainly due to the decline in premium income from single premium products of BOC Life. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

Compared to the second half of 2006, net insurance benefits and claims dropped by HK$963 million or 26.8%, resulting mainly from the increase in the market interest rates.

Operating Expenses

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Staff costs	**2,109**	2,181	1,823
Premises and equipment expenses (excluding depreciation)	**417**	494	374
Depreciation on owned fixed assets	**373**	348	323
Other operating expenses	**519**	564	451
Operating expenses	**3,418**	3,587	2,971
Cost-to-income ratio	**28.34%**	33.24%	28.25%

To cope with overall business expansion, the Group's operating expenses increased by HK$447 million, or 15.0%, year-on-year to HK$3,418 million. Staff costs rose by HK$286 million or 15.7% after pay rise and the recruitment of new staff. Compared to end-June 2006, headcount measured in full-time equivalents rose by 151 to 12,866 at end-June 2007.

Premises and equipment expenses increased by HK$43 million or 11.5% primarily due to higher rental and IT costs incurred.

Depreciation on owned fixed assets rose by HK$50 million, or 15.5%, to HK$373 million, largely due to the appreciation of the value of bank premises and the increase in depreciation on computer equipments.

The increase in other operating expenses was mainly attributable to the growth of expenses incurred by credit card business.

Reversal of Loan Impairment Allowances on Advances

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Reversal of/(Charge for) loan impairment allowances			
Individual assessment			
– new allowances	**(106)**	(281)	(366)
– releases	**109**	214	99
– recoveries	**340**	1,377	676
Collective assessment			
– new allowances	**(192)**	(192)	(2)
– releases	**–**	(16)	219
– recoveries	**15**	46	16
Net credit to Income Statement	**166**	1,148	642

The Group recorded a net reversal of loan impairment allowances of HK$166 million in the first half of 2007, primarily because of loan recoveries. Compared to the first half of 2006, net reversal of loan impairment allowances was down HK$476 million or 74.1%, which was mainly the consequence of a decline in both the loan recoveries and release of allowances. This decline reflected a natural slowdown in the improvement in bad debt migration and loan recoveries after the Group's significant improvement in asset quality in previous years.

As new allowances were offset by the releases of allowances, net impairment release from individual assessment was HK$3 million, compared to the net charge of HK$267 million recorded in the first half of 2006. The decrease in net impairment charge was caused by the decline in new allowances as additional allowances were needed to cover the deterioration of certain large accounts in the first half of 2006. In the first half of 2007, HK$106 million of new allowances was made to cover the formation of new impaired loans and further deterioration of existing impaired accounts.

Net charge of collective impairment allowances amounted to HK$192 million, compared to the net release of HK$217 million in the first half of 2006. During the first half of 2007, there was a continuous refinement of methodology. The increase in new allowances was also attributable to the increase in advances to customers. The reduction in releases of allowances reflected a natural slowdown in the improvement in the bad debt migration rate after the Group's significant improvement in asset quality.

The Group continued to have recoveries of loans that were previously written off with total recoveries (individually and collectively assessed) amounting to HK$355 million. Total recoveries dropped by HK$337 million year-on-year versus the first half of 2006 during which period certain large accounts had been recovered.

Compared to the second half of 2006, net release of loan impairment allowances decreased by HK$982 million or 85.5% as a result of lower recovery of loans that were previously written off. The significant loan recoveries in the second half of 2006 were mainly attributable to the recoveries of a number of large accounts.

Property Revaluation

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Net gain/(loss) on revaluation of premises	**7**	3	(4)
Net gain on fair value adjustments on investment properties	**414**	97	477
Deferred tax	**(59)**	(33)	(22)
Net gain on fair value adjustments on investment properties, after tax	**355**	64	455

The aggregate impact of property revaluation before tax on the income statement was HK$421 million, of which HK$414 million came from the revaluation of investment properties and HK$7 million from the revaluation of premises. The related deferred tax charge on revaluation of investment properties amounted to HK$59 million. As a result, the net impact of fair value adjustments on investment properties on the Group's profit attributable to equity holders in the first half of 2007 was HK$355 million. When compared to the first half of 2006, the decrease in net gain on property revaluation was in line with the mild increase in property prices in the first half of 2007.

Compared to the second half of 2006, the increase in net gain from revaluation of investment properties of HK$291 million was in line with the upward movement of local property prices in the first half of 2007 after a relatively quiet market in the second half of 2006.

Financial Position

HK$'m, except percentage amounts	**At 30 June 2007**	At 31 December 2006
Cash and balances with banks and other financial institutions	**122,768**	105,236
Placements with banks and other financial institutions maturing between one and twelve months	**60,804**	56,373
Hong Kong SAR Government certificates of indebtedness	**34,100**	34,750
Securities investments*	**329,562**	330,385
Advances and other accounts	**399,591**	352,858
Fixed assets and investment properties	**28,635**	27,221
Other assets**	**71,635**	22,130
Total assets	**1,047,095**	928,953
Hong Kong SAR currency notes in circulation	**34,100**	34,750
Deposits and balances of banks and other financial institutions	**46,718**	49,034
Deposits from customers	**803,914**	694,691
Debt securities in issue at amortised cost***	**283**	–
Insurance contract liabilities	**16,435**	14,239
Other accounts and provisions	**55,820**	49,599
Total liabilities	**957,270**	842,313
Minority interests	**2,076**	1,985
Capital and reserves attributable to the equity holders of the Company	**87,749**	84,655
Total liabilities and equity	**1,047,095**	928,953
Loan-to-deposit ratio	**48.17%**	49.32%

* Securities investments comprise investment in securities and financial assets at fair value through profit or loss.

** Interests in associates and derivative financial instruments are included in other assets.

*** Debt securities in issue at amortised cost represents the notes issued under the Group's notes programme.

Balance Sheet Mix as at 30 June 2007

HK$'m/(%)


105,735 (10%)
122,768 (12%)
28,635 (3%)
60,804 (6%)
399,591 (38%)
329,562 (31%)

Balance Sheet Mix as at 31 December 2006

HK$'m/(%)


56,880 (6%)
105,236 (11%)
27,221 (3%)
56,373 (6%)
352,858 (38%)
330,385 (36%)

- Cash and balances with banks and other financial institutions
- Placements with banks and other financial institutions maturing between one and twelve months
- Securities investments
- Advances and other accounts
- Fixed assets and investment properties
- Other assets

The Group's total assets were HK$1,047,095 million as at 30 June 2007, up HK$118,142 million or 12.7% from the end of 2006. Key changes include:

- On the back of increased deposits from customers in the first half of 2007, cash and balances with banks and other financial institutions increased by HK$17,532 million or 16.7%. Interbank placements increased by HK$4,431 million, or 7.9%.
- Advances and other accounts increased by HK$46,733 million, or 13.2%, primarily due to the growth of advances to customers by HK$45,721 million or 13.2%.
- Securities investments decreased slightly by HK$823 million or 0.2%. As of 30 June 2007, the Group held HK$12,800 million in US subprime asset-backed securities ("ABS"), all of AAA credit rating and with weighted average maturity of around 1.2 years.
- Other assets rose by HK$49,505 million or 223.7% as a result of the increase in accounts receivable of clearing items and shares due to IPO subscription and increased customer transactions of shares.

Advances to Customers

HK$'m, except percentage amounts	**At 30 June 2007**	**%**	At 31 December 2006	%
Loans for use in Hong Kong	**305,123**	**77.7%**	274,290	79.0%
Industrial, commercial and financial	**176,710**	**45.0%**	148,780	42.9%
Individuals	**128,413**	**32.7%**	125,510	36.1%
Trade finance	**21,598**	**5.5%**	16,865	4.9%
Loans for use outside Hong Kong	**66,090**	**16.8%**	55,935	16.1%
Total advances to customers	**392,811**	**100.0%**	347,090	100.0%

Total advances to customers registered a robust growth of HK$45,721 million or 13.2%. After excluding the impact of IPO financing, total advances to customers would have increased by 8.7%. The growth was broad-based, covering both corporate loans and individual loans. In particular, loans for use in Hong Kong, trade finance and loans for use outside Hong Kong all recorded double-digit growth. This reflected the Group's effective implementation of its growth strategies under the new business model.

Loans for use in Hong Kong grew by 11.2%. After excluding the impact of IPO financing, loan for use in Hong Kong would have increased by 5.6%:

- Lending to the industrial, commercial and financial sectors rose by HK$27,930 million, or 18.8%, to HK$176,710 million, driven by loans for transport and transport equipment, property investment and IPO financing.
- Despite keen market competition, residential mortgage loans (excluding those under GHOS) increased by HK$3,164 million, or 3.3%, to HK$100,117 million as a result of the Group's effective marketing efforts, helped by greater demand in the property market.
- Card advances grew by HK$88 million, or 1.6%, to HK$5,578 million as a result of an increase in cardholder spending.
- Other consumer lending decreased by HK$228 million, or 2.6%, to HK$8,603 million mainly due to the repayment of tax loans.

Trade finance increased substantially by HK$4,733 million, or 28.1%, as a result of the Group's new business initiatives coupled with robust import and export trade. Meanwhile, loans for use outside Hong Kong also grew strongly by HK$10,155 million or 18.2%. The increase was mainly driven by overseas lending and loan growth of the Group's Mainland branches.

Total advances to customers by currency mix (%)


4%
14%
82%
2007.06.30
3%
14%
83%
2006.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD advances to customers accounted for 81.7% and 14.1% respectively at the end of June 2007. Other currency advances to customers accounted for 4.2%. There was no significant change in currency mix in the first half of 2007.

Deposits from Customers

HK$'m, except percentage amounts	At 30 June 2007	%	At 31 December 2006	%
Demand deposits and current accounts	**115,443**	**14.2%**	30,979	4.4%
Savings deposits	**246,650**	**30.2%**	256,653	36.5%
Time, call and notice deposits	**441,821**	**54.2%**	407,059	57.8%
Total deposits from customers	**803,914**	**98.6%**	694,691	98.7%
Structured deposits	**11,603**	**1.4%**	9,085	1.3%
Adjusted total deposits from customers	**815,517**	**100.0%**	703,776	100.0%

At the end of June 2007, total deposits from customers was HK$803,914 million, up HK$109,223 million or 15.7% (up 15.9% if including structured deposits). Should the estimated impact of IPO-related funds be excluded, total deposits from customers would have increased by 4.9% (up 5.2% if including structured deposits). Demand deposits and current accounts grew sharply by HK$84,464 million or 272.6%, mainly driven by IPO deposits. Savings deposits decreased by HK$10,003 million or 3.9%. Time, call and notice deposits rose by HK$34,762 million or 8.5%. There was a growing demand for structured deposits – a hybrid of retail deposit and derivatives offering a higher nominal interest rate to depositors. Structured deposits grew to HK$11,603 million, up HK$2,518 million or 27.7%, representing about 1.4% of the adjusted total deposits from customers. The Group's deposit mix continued to improve with the proportion of average lower cost deposits to average adjusted total deposits rising by 1.0 percentage point over 2006. The Group's loan-to-deposit ratio was 48.17% at the end of June 2007.

currency mix (%)


8%
19%
73%
2007.06.30
9%
21%
70%
2006.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD deposits accounted for 73.5% and 18.7% respectively at the end of June 2007, while other currency deposits accounted for 7.8%. The Group's HKD loan-to-deposit ratio was 53.5%, down from 58.3% at end-2006, mainly due to the substantial amount of IPO deposits at the end of June 2007.

Asset Quality

HK$'m, except percentage amounts	**At 30 June 2007**	At 31 December 2006
Advances to customers	**392,811**	347,090
Classified and impaired loan ratio&	**0.41%**	0.57%
Impairment allowances	**1,136**	1,103
Regulatory reserve for general banking risks	**3,972**	3,621
Total allowances and regulatory reserve	**5,108**	4,724
Total allowances as a percentage of advances to customers	**0.29%**	0.32%
Total allowances and regulatory reserve as a percentage of advances to customers	**1.30%**	1.36%
Impairment allowances on classified and impaired loan ratio##	**30.59%**	28.62%
Residential mortgage loans* – delinquency and rescheduled loan ratio**	**0.19%**	0.21%
Card advances – delinquency ratio***#	**0.32%**	0.25%

	Half-year ended 30 June 2007	Half-year ended 30 June 2006
Card advances – charge-off ratio#	**2.59%**	2.64%

& Classified and impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired. Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Excluding Great Wall cards and computed according to the HKMA's definition.

\## Including impairment allowances on loans classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

Movement of Classified Advances to Customers

HK$ bln	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Beginning balance	**2.0**	3.6	4.3
New classified loans	**0.3**	0.5	0.4
Upgraded classified loans	**(0.1)**	(0.1)	(0.2)
Collection	**(0.5)**	(1.3)	(0.7)
Write-off	**(0.1)**	(0.7)	(0.1)
Others	**–**	–	(0.1)
Ending balance	**1.6**	2.0	3.6

The Group's asset quality remained strong in the first half of 2007. Classified loans decreased by approximately HK$0.4 billion or 19.4% to HK$1.6 billion. New classified loans were maintained at a low level, representing less than 0.1% of total loans outstanding. Total collections amounted to approximately HK$0.5 billion. Write-off of classified loans amounted to HK$0.1 billion.

Total impairment allowances, including both IA and CA, amounted to HK$1,136 million. Impairment allowances on classified and impaired loan ratio was 30.59%. The Group's regulatory reserve rose by HK$351 million to HK$3,972 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio dropped by 0.02 percentage point to 0.19% in the first half of 2007. The quality of card advances remained sound, with the charge-off ratio decreasing from 2.64% to 2.59% year-on-year.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 30 June 2007**	Restated At 31 December 2006
Tier 1 capital	**70,597**	68,435
Deductions	**(473)**	(486)
Tier 1 capital after deductions	**70,124**	67,949
Tier 2 capital	**3,820**	4,054
Deductions	**(473)**	(486)
Tier 2 capital after deductions	**3,347**	3,568
Total capital base after deductions	**73,471**	71,517
Risk-weighted assets		
Credit risk	**483,519**	426,130
Market risk	**6,406**	5,001
Operational risk	**34,997**	32,901
Deductions	**(10,616)**	(9,124)
Total risk-weighted assets	**514,306**	454,908
Capital adequacy ratios (banking group level)		
Tier 1	**13.63%**	14.94%
Total	**14.29%**	15.72%

	Half-year ended 30 June 2007	Half-year ended 30 June 2006
Average liquidity ratio	**50.08%**	50.30%

In accordance with the Banking (Capital) Rules effective from 1 January 2007, the Group adopted the Standardised Approach in calculating capital adequacy ratios at 30 June 2007, and comparable figures at 31 December 2006 have been restated accordingly.

Consolidated capital adequacy ratio of the banking group at 30 June 2007 was 14.29%, down 1.43 percentage points from end-2006 mainly due to the increase in risk-weighted assets. Capital base rose by 2.7% to HK$73,471 million following the increase in retained earnings. Driven by the growth in advances to customers (including IPO financing) and the increase in receivables for substantial amount of settlement for shares trading, risk-weighted assets grew by 13.1% to HK$514,306 million.

Average liquidity ratio remained strong at 50.08%, down 0.22 percentage point versus the first half of 2006. Although the portfolio size of average marketable debt securities expanded, average qualifying liabilities increased as average savings deposits grew significantly, which held back the liquidity position.

BUSINESS REVIEW

This section covers the review of the Group's business lines together with their respective financial results.

Retail Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 30 June 2006	Increase/ (decrease)
Net interest income	**4,309**	3,812	+13.0%
Other operating income	**2,555**	1,670	+53.0%
Operating income	**6,864**	5,482	+25.2%
Operating expenses	**(2,676)**	(2,326)	+15.0%
Operating profit before loan impairment allowances	**4,188**	3,156	+32.7%
Net (charge for)/release of loan impairment allowances	**(54)**	38	N/A
Others	**–**	(5)	N/A
Profit before taxation	**4,134**	3,189	+29.6%

	At 30 June 2007	At 31 December 2006	Increase/ (decrease)
Segment assets	**192,948**	169,595	+13.8%
Segment liabilities	**650,938**	577,755	+12.7%

Note: For additional segmental information, see Note 41 to the Financial Statements.

Results

Retail Banking performed strongly in the first half of 2007. Profit before taxation grew substantially year-on-year by HK$945 million, or 29.6%, to HK$4,134 million. Operating income grew by HK$1,382 million, or 25.2%, to HK$6,864 million, with net interest income and other operating income up 13.0% and 53.0% respectively. Operating profit before loan impairment allowances increased by HK$1,032 million or 32.7% to HK$4,188 million.

Net interest income rose by 13.0% to HK$4,309 million. Deposit spread widened as average savings rate decreased in times of higher average market rates. The improvement in deposit spread was held back by the compressed loan spread as a result of narrowed Prime-HIBOR spread and keen competition.

Other operating income soared by 53.0%, to HK$2,555 million because of the strong growth of net fees and commission income by 61.5%. Benefiting from the buoyant equity market and IPO activities, the Group's stock brokerage business grew its transaction volume by 111.9% by means of an enhanced trading platform and effective marketing, thereby increasing the commissions from securities trading by 105.6%. At the same time, boosted by the sales of China equity funds and certain thematic funds, asset management fee income increased by 104.8% as the sales of open-end funds rose. Commission from sales of bonds also increased by 124.1% after the successful launch of the Group's private placement service.

Operating expenses rose by 15.0% to HK$2,676 million, which was generally in line with the business expansion. Staff costs increased after pay rise and the recruitment of new staff.

Net charge for loan impairment allowances amounted to HK$54 million, versus net releases of HK$38 million in the first half of 2006. The net charge for loan impairment allowances was mainly caused by additional allowances for increased advances to customers as well as a slowdown in the improvement in bad debt migration.

Advances and other accounts, including mortgage loans and card advances, increased by 6.4% to HK$138,426 million, partly due to an increase in IPO financing. Owing to a large amount of IPO-related funds received, customer deposits increased by 14.1% to HK$627,307 million by end-June 2007.

Significant growth of investment and insurance businesses

Investment and insurance, both being the Group's business focuses, delivered remarkable results in the first half of 2007. In respect of the investment business, the Group actively promoted stock brokerage and improved its trading platform and services. Aided by a bullish stock market, business volume via the automated channel rose by 176.7%. As a result, the stock brokerage business volume grew substantially by 111.9%, versus the market growth rate of 81.8% during the same period. In January 2007, private placement service for structured notes was successfully launched among customers, resulting in a 237.2% growth in sales of structured notes. Meanwhile, the sales volume of open-end funds rose sharply by 107.8%, among which the China equity funds and certain thematic funds were the more popular ones among customers.

Riding on the spate of IPO activities, the Group further enhanced its IPO subscription service to cater to customers' needs and actively promoted its IPO-related businesses. The Group continued to be the major receiving bank for most of the large-scale IPOs in Hong Kong and was the major receiving bank for 20 IPOs in the first half of 2007. IPO-related commission and fee income surged by 22.9% year-on-year.

Through effective marketing campaigns and personalised services, the Group grew its number of wealth management customers and assets under management by 16.8% and 16.9% respectively in the first half of 2007.

In respect of the insurance agency business, with the further enhancement of marketing techniques and effective thematic promotional campaigns, commission income from insurance business registered solid growth

on a year-on-year basis. In the first half of 2007, the Group launched a diverse range of new products, including "Supreme Saver 07 – 5 Year Life Endowment Plan", "Healthy Junior Hospital Insurance Plan", "Healthy and Prosperous Insurance Plan" and "Blossom Insurance Plan". To capture the retirement planning market, the Group also held several large scale promotional campaigns with the emphasis on retirement protection plans.

Broadening customer deposits base

To broaden its deposits base across different customer segments and to enrich its product lines, the Group introduced a series of creative deposits products which bundled deposit services with other wealth management products, such as Olympic Target High Yield Deposit and Foreign Currency Privileged Packages. To commemorate the 2008 Beijing Olympics, of which the BOC group was the official banking partner, the Group launched "Great Olympic Offers" including "Olympic Target High Yield Deposit" which offered bonus interest rate to customers and would mature on the opening day of the 2008 Olympic Games. "Foreign Currency Privileged Packages", on the other hand, combined preferential exchange rate and bonus fixed deposit rate. The Group also enhanced deposit mix by achieving a higher proportion of lower cost deposits. The ratio of average lower cost deposits to average total deposits grew by 1.0 percentage point in the first half of 2007 over 2006.

Solid growth of residential mortgages

Riding on the more active property market, the Group grew its residential mortgages by 3.3% through effective marketing and introducing a wider assortment of mortgage products to cope with intense market competition. It continued to maintain its leading position in the residential mortgage market. The underwriting of new mortgages increased by 119.4% year-on-year, outperforming the market's 38.0%. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio dropped further to 0.19%.

In pursuit of high net worth customers through professional premium services

The Group is committed to providing premium services to its high net worth customers. In January 2007, "private placement service" was launched to provide this group of customers with alternative investment opportunities. To establish the image as a professional wealth management service provider, the Group staged the "BOCHK Wealth Management Expo" in June 2007 to showcase its comprehensive wealth management services for existing and potential customers. In the meantime, various large-scale and localised investment seminars were organised to update customers on the latest investment climate and opportunities. In order to extend the Group's wealth management services to overseas customers, a series of seminars were held across the Asia-Pacific region.

Continuous expansion of credit card business

The Group's card business continued to expand with card advances increased by 1.6% in the first half of 2007. Cardholder spending volume and merchant acquiring volume surged by 25.9% and 35.3% respectively.

In order to capture business opportunities arising from 2008 Beijing Olympics, the Group launched the "VISA BOC Olympic Games Prepaid Card" in May 2007, distinguishing the Group as the first issuer of prepaid cards with Beijing Olympic mascots as the theme. Marketing capacity was further enhanced after the issuance of "BOC Platinum Credit Card" embedded with the EMV chip and the development of the Personalised Spending Privileges System in June 2007, which facilitated the analysis of customer spending behaviour and provided customised privileges to customers. This did not only encourage consumer spending, but also helped customer segmentation. With the implementation of the MasterCard Internet Gateway System ("MiGS") in May 2007, the Group strengthened its merchant acquiring business by offering an internet payment gateway system to online merchants. With a strong competitive edge in the credit card market, the Group

continued to extend appealing merchant offer programmes to customers through a comprehensive merchant network covering Hong Kong, Macau and the Mainland.

The Group's success in credit card business was widely recognised in the industry, as evidenced by an array of 20 awards received from MasterCard International, Visa International and China UnionPay.

Leading RMB banking business in Hong Kong
In tandem with the expanding scope of Renminbi ("RMB") banking services available in Hong Kong, the Group continued to be the local market leader in the business. The Group's market share in RMB deposits-taking business increased with the amount of deposits growing by 20.5% compared to end-2006. The Group also maintained its leading position in the RMB credit card issuing and merchant acquiring business. While the number of RMB credit cards issued grew by 8.3% compared to end-2006, RMB merchant acquiring volume and RMB card cardholder spending volume registered strong growths of 51.1% and 57.9% respectively year-on-year. In June 2007, the Group launched a new RMB bond service in Hong Kong, providing customers with a hassle-free solution for RMB bond subscription, custody and coupon collection services. In addition, the Group introduced a series of promotional offers including the "Welcome offer for RMB Integrated Service" for account opening, "Exchange Express Service", RMB preferential exchange rate, etc., which were well received by customers. It also acted as joint lead manager and bookrunner as well as placing bank for the 5 billion yuan RMB bonds issued by China Development Bank in Hong Kong. At the end of June 2007, the number of ATMs providing RMB withdrawal service reached 239.

Branch rationalisation and e-Channel Development
The Group continued to optimise its branch network. In the first half of 2007, the Group opened 3 new branches, renovated 21 existing branches and established 18 wealth management centres. As at the end of June 2007, the Group's network in Hong Kong included 289 branches and 459 ATM machines. Moreover, 89 Wealth Management Prime centres and 20 Wealth Management VIP centres were in operation to provide tailor-made financial solutions to customers.

To cope with the dramatic growth of internet banking users, the Group enhanced the capacity of its e-banking and developed new functions in order to provide convenient and user-friendly services. In the first half of 2007, the number of iT's e-banking customers increased by 12.0%. Compared to the first half of 2006, transactions of iT's e-banking surged by 116.7%. To offer more convenient and reliable e-service to customers, the Group also expanded the capacity of Telephone Banking System and installed over 20 Cheque Deposit Machines in the branches.

The Group's outstanding performance and service quality were widely recognised by the market. In the first half of 2007, the Group was named "Outstanding Retail Bank" by Capital magazine.

Corporate Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 30 June 2006	Increase/ (decrease)
Net interest income	**2,368**	1,981	+19.5%
Other operating income	**641**	535	+19.8%
Operating income	**3,009**	2,516	+19.6%
Operating expenses	**(774)**	(675)	+14.7%
Operating profit before loan impairment allowances	**2,235**	1,841	+21.4%
Net release of loan impairment allowances	**220**	604	-63.6%
Profit before taxation	**2,455**	2,445	+0.4%

	At 30 June 2007	At 31 December 2006	Increase/ (decrease)
Segment assets	**268,927**	222,701	+20.8%
Segment liabilities	**180,554**	148,353	+21.7%

Note: For additional segmental information, see Note 41 to the Financial Statements.

Results

Corporate Banking reported a profit before taxation of HK$2,455 million. Operating profit before loan impairment allowances increased significantly by HK$394 million, or 21.4%, to HK$2,235 million, which was driven by the 19.5% growth in net interest income and 19.8% growth in other operating income. Operating expenses increased by 14.7%.

The rise in net interest income was driven by both loan growth and widening of deposit spread. The Group's average savings rate declined in times of higher average market rates. Other operating income increased with the rise in both net fees and commission income and net trading income. The surge of loan commission, bills commission and fee from payment services drove up net fees and commission income while an increase in foreign exchange transactions led to higher net trading income.

Operating expenses were up 14.7% to HK$774 million on account of an increase in staff costs after pay rise and the recruitment of new staff.

Net loan impairment releases were HK$220 million, down 63.6%, mainly due to recoveries of certain large accounts in the first half of 2006.

Advances and other accounts increased by 19.3% to HK$264,247 million due to the growth in corporate loans (including IPO financing). Customer deposits increased by 22.0% to HK$177,850 million.

Leader in loan syndication

The Group maintained its leading position in the syndicated loan market covering Hong Kong, Macau and the Mainland. According to Basis Point, a leading Asian capital market magazine, the Group was the number one mandated arranger in both the Hong Kong-Macau and Mainland-Hong Kong-Macau syndicated loan markets in the first half of 2007. Moreover, the Group was the coordinator for the largest syndicated loan in Hong Kong ever recorded in recent years.

Spectacular performance in IPO financing

Boosted by the robust stock market and the Group's intense marketing efforts, the Group registered phenomenal growth in IPO financing business. Compared to the first half of 2006, the Group's IPO financing business recorded a two-fold growth, providing more than HK$220 billion worth of financing to both corporate and retail customers in connection with the IPOs of 26 companies in Hong Kong in the first half of 2007.

Substantial growth in SME lending and customer base

The Group made good progress in implementing its SME 5-year business plan and further strengthened the growth momentum of SME lending. The SME business model was enhanced with streamlined workflow and credit approval procedures. In the first half of 2007, the SME Marketing Management Unit was established to conduct strategic analysis, formulate development plans and carry out product design and marketing for SME business. Several thematic marketing programmes were launched to strengthen the relationship with SME customers. In addition, to provide better support to customers, two commercial service centres were set up in prime business locations. Furthermore, the Group successfully launched and refined several products, including Promotion Plan for SME Export Finance and 2007 Promotion of New Small Enterprises. These initiatives further reinforced the growth momentum of SME lending, giving rise to a double-digit growth in the Group's SME loans in the first half of 2007.

Strong growth of trade finance business

The Group's trade finance business registered remarkable growth in the first half of 2007, on the back of intense promotion efforts. The outstanding balance of trade finance surged by 28.1% compared to end-2006, reaching the highest level ever recorded since listing. The volume of bills settlement also increased by 23.7% year-on-year. The Group is going to roll out the Trade Facilities Reform Programme in the coming months to further streamline business flows and refine credit approval procedures.

Reinforcing product and customer management

Since the implementation of the Relationship-Product-Channel ("RPC") model, the Group's business model for customer relationship management and product development has been further enhanced. In March 2007, the Group established the Product Management Unit to foster development, enhancement and marketing of three major products, namely trade finance, cash management and custody. In addition, the Group revamped the Commercial Business Unit and set up three separate units for better management of different customer segments. This helped strengthen marketing capability and drive market penetration. A corporate finance team was also set up in May 2007 for the provision of quality and professional services as well as the development of structured financing business for corporate customers.

Enhancing cash management and e-banking platform, and development of custodian services

The Group took a number of initiatives to grow its cash management business. It further improved its service platform and coverage, and broadened its connections with BOC's overseas branches. A specialised Cash Management team was set up to take charge of product development and marketing. At the same time, the Group continued to strengthen its e-banking functions and promote Corporate Banking Services ("CBS") Online. The number of CBS Online customers increased by 29.5% while the number of BOC Wealth Master customers saw a five-fold increase to more than 1,300 in the first half of 2007.

To ride on the robust securities markets and to grasp the business opportunity for custody services, a Custody Services team was established after months of preparation and trial run to provide securities settlement and custody services for corporate customers. In the first half of 2007, the Group successfully won the bid to act as a foreign custodian for a well-received offshore wealth management product of a major bank, a qualified domestic institutional investor ("QDII"), in the Mainland. Close co-operation was being fostered with other financial institutions to ensure the smooth roll-out of various custody mandates. At the end of June 2007, the Group's total assets under custody amounted to HK$241 billion. Moreover, the Group has submitted application for Qualified Foreign Institutional Investors ("QFIIs") status to the China Securities Regulatory Commission ("CSRC") in relation to the investments in the Mainland's securities markets.

Substantial growth of Mainland business

China-related business has always been one of the Group's strategic focuses. The Group's Mainland branches continued to deliver strong results in the first half of 2007. Operating profit before loan impairment allowances increased by HK$86 million, or 57.3%, due mainly to the increase in advances to customers. Total advances to customers rose by 16.6% to HK$21.7 billion, of which RMB loans surged by 42.8%. Customer deposits increased by 40.6% to HK$5.5 billion. Asset quality

continued to improve with the classified loan ratio falling by 0.13 percentage point to 0.10%.

The business scope of the Group's Mainland branches and sub-branches expanded further. By the end of June 2007, the Group had a total of 12 Mainland branches and sub-branches that had been permitted to conduct RMB business. All the 14 Mainland branches and sub-branches are now licensed to conduct derivatives business and provide insurance agency services. In the first half of 2007, the Group put more emphasis on residential mortgage business by introducing a series of banking products, such as 'Bi-weekly Mortgage Repayment Plan'. In addition, several structured products for individual customers and offshore companies were launched. After the approval by China Banking Regulatory Commission ("CBRC") to conduct QDII business, all the 12 Mainland branches and sub-branches of BOCHK and Nanyang Commercial Bank, Limited ("NCB") were granted the qualification of QDII. Currently, BOCHK and NCB were entitled to a USD300 million RMB exchange quota respectively by the State Administration of Foreign Exchange ("SAFE"). To capitalise on the business opportunity arising from QDII, the Group has developed relevant products to be launched in the second half of the year. Following the adoption of the Group's dualistic approach in its China business model, NCB had received approval from CBRC on 25th June 2007 to start its preparatory work of setting up a local banking corporation in the Mainland. The new entity will be named Nanyang Commercial Bank (China) Limited ("NCB (China)"). To be headquartered in Shanghai, NCB (China) will offer comprehensive banking services in the Mainland. BOCHK and Chiyu Banking Corporation, on the other hand, will continue to operate as foreign-funded banks with emphasis on corporate banking and foreign exchange businesses in the Mainland.

Treasury

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 30 June 2006	Increase/ (decrease)
Net interest income	**2,418**	2,006	+20.5%
Other operating income	**36**	789	-95.4%
Operating income	**2,454**	2,795	-12.2%
Operating expenses	**(233)**	(189)	+23.3%
Profit before taxation	**2,221**	2,606	-14.8%

	At 30 June 2007	At 31 December 2006	Increase/ (decrease)
Segment assets	**542,566**	497,155	+9.1%
Segment liabilities	**106,322**	98,531	+7.9%

Note: For additional segmental information, see Note 41 to the Financial Statements.

Results

Treasury recorded a profit before taxation of HK$2,221 million, down HK$385 million or 14.8% year-on-year. Despite a satisfactory increase in net interest income by HK$412 million or 20.5%, total operating income decreased by HK$341 million or 12.2%, mainly due to the drop in other operating income by HK$753 million or 95.4%.

The increase in net interest income was achieved with higher contribution from the investments in debt securities. The fall in other operating income was caused by the net trading loss on foreign exchange swap contracts and the decline in net trading income from interest rate instruments and commodities, which outstripped the increase in net trading income of equity

instruments from the option premium received after the successful launch of the Group's notes programme.

Operating expenses were up 23.3% following an increase in staff costs after pay rise.

Enhancing yield by diversifying investment portfolio and vastly expanding IPO business

The Group succeeded in adjusting its asset allocation by diversifying into structured debt securities to maximise return on residual funds. This diversification helped create a more balanced portfolio and reduce concentration risks. The Group also further strengthened its balance sheet management and structural risk management with advanced analytical models and systems. In order to facilitate information sharing and capture market opportunities, daily briefing sessions and regular market evaluation meetings were held to review the Group's investment strategies and provide the latest market information to investment teams and subsidiary companies. As a receiving bank for 20 IPOs in Hong Kong in the first half of 2007, the Group managed a total amount of IPO-related funds of over HK$650 billion.

Diversifying product offerings and reinforcing market position in Hong Kong

In the first half of 2007, the Group devoted much effort in developing treasury products. Riding on the blooming investment market, the Group successfully launched a notes programme by issuing its first structured notes in February 2007. The products were well received by customers, achieving a sales volume of over HK$700 million. Equity warrants were also launched with three derivate warrants issued and traded on the Stock Exchange of Hong Kong in June 2007. These new products did not only enhance the Group's product portfolio, but also improved the Group's market position. In view of the increasing customer demand for hedging the risk of RMB exchange rate fluctuation in Hong Kong, the Group strengthened its marketing initiative on Chinese Yuan Non-Deliverable Forward Contracts ("RMB NDF Contracts"). At the same time, extensive training and consulting support were provided to marketing teams. This, coupled with intensified marketing effort, helped enhance the Group's marketing capability for treasury products and broaden the treasury client base.

Insurance

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 30 June 2006	Increase/ (decrease)
Net interest income	**346**	208	+66.3%
Other operating income	**2,441**	2,958	-17.5%
Operating income	**2,787**	3,166	-12.0%
Net insurance benefits and claims	**(2,632)**	(3,060)	-14.0%
Net operating income	**155**	106	+46.2%
Operating expenses	**(48)**	(27)	+77.8%
Profit before taxation	**107**	79	+35.4%

	At 30 June 2007	At 31 December 2006	Increase/ (decrease)
Segment assets	**18,307**	15,804	+15.8%
Segment liabilities	**17,053**	14,649	+16.4%

Note: For additional segmental information, see Note 41 to the Financial Statements.

Results

The Insurance segment achieved notable results in the first half of 2007. Profit before taxation rose significantly by HK$28 million, or 35.4%, year-on-year to HK$107 million. This was mainly driven by the increase in net interest income.

Net interest income rose by 66.3% to HK$346 million, which was primarily attributable to the increase in investments in debt securities. Other operating income decreased by HK$517 million, or 17.5%, mainly because of the decline in net insurance premium income by 15.6%. In the first half of 2007, the Group improved its product mix by organising many promotional activities for regular pay products. This resulted in an 88.2% increase in sales of regular pay products despite a fall in the sales of single premium products by 19.3%. In line with the reduction in premium income, net insurance benefits and claims decreased by 14.0% to HK$2,632 million.

Operating expenses were up 77.8% following an increase in staff costs after pay rise and the recruitment of new staff.

Assets in the Insurance segment grew by 15.8% because of the increase in investments in interest rate debt securities and equity instruments. Liabilities rose by 16.4%, mainly caused by higher insurance contract liabilities.

Broadening product range and improving product mix

Following the combination with BOC Life in 2006, the Group further diversified its range of insurance products to meet customers' needs. In the first half of 2007, a series of new insurance products, such as "Supreme Saver 5-year Endowment Plan" and "Blossom 8-year Endowment Plan", were introduced and met with keen customer response. Meanwhile, in order to improve the Group's product mix, various promotion campaigns were launched to strengthen its market position and spur the sales of long-term regular pay products and investment-linked plans. For example, the "Summer" promotion campaign took place in April 2007 to promote three life insurance plans with unique features to meet different customers' needs. As a result, sales of long-term regular pay products premium was up 88.2% year-on-year.

Stepping up systematic sales training

Excellent feedback from the Group's marketing teams had been received since the establishment of the BOCG Life Bancassurance Academy, the Group's in-house sales training facility. The Group further expanded its training programme by offering more than 20 classes on related topics to frontline staff in the first half of 2007.

PROGRESS OF IMPLEMENTATION OF RPC MODEL

In accordance with the Group's 2006-2011 Strategic Plan, the Group started implementing the Relationship-Product-Channel ("RPC") Model in March 2007, with a view to reinforcing the Group's overall effectiveness and competitiveness by enhancing its range of products and services that are tailored to the needs of different customer segments, and optimising channels and workflow. The Group is committed to ensuring the success of this model and has made good progress in transformation works, including organisation structure realignments, new job evaluation and assignment, adjustments on the performance assessment system, and policies, procedures and business processes review and amendments. Related trainings were also provided to staff at different levels.

REGULATORY DEVELOPMENT

Basel II Capital Accord

The Group considers "International Convergence of Capital Measurement and Capital Standards: A Revised Framework" (known as "Basel II") not only as a regulatory compliance issue but also a key driver for continuous improvement of internal risk management. The Group moved on with its preparation for Basel II in the first half of 2007. In relation to Pillar One, the Group adopted the Standardised Approach to calculate minimum capital requirement on credit risk, market risk and operational risk. The Foundation Internal Ratings-Based ("FIRB") approach will also be gradually adopted on the calculation of the capital requirements. The related gap analysis together with a roadmap to meet the FIRB requirements was completed. Under Pillar Two, the Group has made good progress in setting up its internal Capital Adequacy Assessment Process ("ICAAP") (please refer to "Capital management of Risk Management" for details). To comply with Pillar III which focuses on the disclosure requirements and policies prescribed by the Banking (Disclosure) Rules ("Disclosure

Rules"), the Group has formulated a Disclosure Policy with the aim of making disclosures in its 2007 reporting in accordance with the Disclosure Rules.

RISK MANAGEMENT

Banking Group

Overview

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure. It implements a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, is the highest decision-making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee ("AC") assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various departments of the Group have their respective risk management responsibilities. Business units act as the first line of defence while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu, are subject to risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that

is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of legal or regulatory sanctions, financial loss, or loss to reputation a bank may suffer as a result of its failure to comply with all applicable laws and regulations. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risk that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market.

The Board of Directors reviews and approves the Strategic Risk Management Policy. Key strategic issues are fully evaluated and properly endorsed by the top management and the Board.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group. The Chief Credit Officer ("CCO") who reports directly to the CRO is responsible for the management of credit risk within the Group. The CCO is also responsible for the formulation of all credit policies and procedures. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction.

Corporate credit applications are independently reviewed and objectively assessed by risk management units. Small business credit scorecard is used to assist the credit assessment of small enterprise credit facilities. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from the Group's credit and other functions is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. The Risk Management Department ("RMD") provides regular credit management information reports and ad hoc reports to the Management Committee, RC, AC and Board of Directors.

Market Risk Management

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by RC. The overall risk limits are divided into sub-limits by reference to different risk products, including interest rate, foreign exchange rate, commodity price and equity price.

RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits.

VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR.

The following table sets out the VAR for all trading market risk exposure of BOCHK.

HK$'m	At 30 June 2007	Minimum for the first half of 2007	Maximum for the first half of 2007	Average for the first half of 2007
VAR for all market risk	**2.8**	**1.4**	**4.8**	**3.1**
VAR for foreign exchange risk	**3.5**	**1.0**	**5.2**	**3.4**
VAR for interest rate risk	**1.3**	**0.7**	**3.1**	**1.8**
VAR for equity risk	**0.3**	**0.1**	**0.6**	**0.3**

HK$'m	At 30 June 2006	Minimum for the first half of 2006	Maximum for the first half of 2006	Average for the first half of 2006
VAR for all market risk	2.9	1.7	5.0	3.4
VAR for foreign exchange risk	3.7	1.3	5.3	3.3
VAR for interest rate risk	1.5	1.0	3.0	1.9
VAR for equity risk	0.6	0.1	0.8	0.3

In the first half of 2007, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.6 million (first half of 2006: HK$2.6 million). The standard deviation of these daily trading revenues was HK$1.9 million (first half of 2006: HK$1.7 million).

Starting from April 2007, the VAR methodology was changed from the parametric approach to the historical simulation approach. The 2007 first half figures were calculated using the historical simulation approach.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

yield curve risk – non-parallel shifts in the yield curve, e.g. steepening or flattening of yield curves, causing adverse impact on net interest income or economic value

option risk – exercise of the options embedded in assets, liabilities or off-balance sheet items causing a change in the cashflows of assets and liabilities

The Group's Asset and Liability Management Committee ("ALCO") maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and the results are reported to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the Treasury Department.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage

of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

Stress test on yield curve risk is performed to assess the impact on earnings and economic value due to steepening or flattening of the yield curve. The impact of optionality of demand and savings deposits and prepayment of mortgage loans is also assessed under different stress test scenarios.

Liquidity Risk Management

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis (under normal condition and stress conditions respectively) and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. The Treasury Department manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the Treasury Department.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and authorisation are the fundamental principles followed by the Group. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. Management of the respective business lines is responsible for managing and reporting operational risks specific to their business units by applying the respective tools such as key risk indicators, self assessment and operational risk events reporting mechanism to identify, assess and control the risks inherent in their business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. Besides the current operational risk status, trends derived from historical data are served as alert on potential risks. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management. The Group also takes insurance to mitigate unforeseeable operational risks.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted.

Capital Management

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position in relation to the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the targeted weighted average cost of capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods presented in the report.

To comply with HKMA's requirements as stated in the Supervisory Policy Manual "Supervisory Review Process", the Group has initiated its internal capital adequacy assessment process ("ICAAP"). Using the statutory minimum CAR (8%) as a starting point, extra capital (capital add-on) needed to cover the risks not captured

under Pillar I was assessed. Scorecard methodology has been used to evaluate the Group's risk profile in order to assess the capital add-on and determine the minimum CAR for the Group's long term growth.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

Insurance Group

The principal activity of the Group's insurance business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent in the Group's insurance business include insurance risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to the Group's management on a regular basis. The key risks of its insurance business and related risk control process are as follows:

Insurance Risk Management

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit of HK$400,000 on any single life insured. BOC Life reinsures the excess of the insured benefit over HK$400,000 for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

Interest Rate Risk Management

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets to the liabilities arising from insurance contracts by reference to the types of benefits payable to contracts holders.

Credit Risk Management

BOC Life has exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to include:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life manages credit risk by placing limits on its exposure to each investment counterparty, or groups of counterparties. Such limits are subject to annual or more frequent review by the management.

CONSOLIDATED INCOME STATEMENT

	Notes	(Unaudited) Half-year ended 30 June 2007 HK$'m	(Unaudited) Half-year ended 30 June 2006 HK$'m
Interest income		**21,484**	19,403
Interest expense		**(12,581)**	(11,900)
Net interest income	4	**8,903**	7,503
Fees and commission income		**3,439**	2,352
Fees and commission expenses		**(807)**	(591)
Net fees and commission income	5	**2,632**	1,761
Net trading income	6	**417**	1,112
Net loss on financial instruments designated at fair value through profit or loss	7	**(394)**	(436)
Net gain/(loss) on investments in securities	8	**2**	(8)
Net insurance premium income	9	**2,933**	3,476
Other operating income	10	**199**	169
Total operating income		**14,692**	13,577
Net insurance benefits and claims	11	**(2,632)**	(3,060)
Net operating income before loan impairment allowances		**12,060**	10,517
Reversal of loan impairment allowances	12	**166**	642
Net operating income		**12,226**	11,159
Operating expenses	13	**(3,418)**	(2,971)
Operating profit		**8,808**	8,188
Net gain from disposal of/fair value adjustments on investment properties	14	**416**	494
Net gain/(loss) from disposal/revaluation of properties, plant and equipment	15	**5**	(9)
Share of profits less losses of associates		**(2)**	–
Profit before taxation		**9,227**	8,673
Taxation	16	**(1,599)**	(1,444)
Profit for the period		**7,628**	7,229
Attributable to:			
Equity holders of the Company		**7,466**	7,093
Minority interests		**162**	136
		7,628	7,229
Dividends	17	**4,525**	4,240
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	18	**0.7062**	0.6709

The notes on pages 44 to 94 are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) At 30 June 2007 HK$'m	(Audited) At 31 December 2006 HK$'m
ASSETS			
Cash and balances with banks and other financial institutions	21	**122,768**	105,236
Placements with banks and other financial institutions maturing between one and twelve months		**60,804**	56,373
Financial assets at fair value through profit or loss	22	**27,876**	28,294
Derivative financial instruments	23	**10,106**	7,393
Hong Kong SAR Government certificates of indebtedness		**34,100**	34,750
Advances and other accounts	24	**399,591**	352,858
Investment in securities	25	**301,686**	302,091
Interests in associates		**56**	60
Investment properties	26	**7,636**	7,481
Properties, plant and equipment	27	**20,999**	19,740
Deferred tax assets	33	**70**	69
Other assets	28	**61,403**	14,608
Total assets		**1,047,095**	928,953
LIABILITIES			
Hong Kong SAR currency notes in circulation		**34,100**	34,750
Deposits and balances of banks and other financial institutions		**46,718**	49,034
Financial liabilities at fair value through profit or loss	29	**18,204**	15,127
Derivative financial instruments	23	**6,150**	4,052
Deposits from customers	30	**803,914**	694,691
Debt securities in issue at amortised cost		**283**	–
Other accounts and provisions	31	**25,854**	25,901
Current tax liabilities		**2,094**	1,128
Deferred tax liabilities	33	**3,518**	3,391
Insurance contract liabilities	34	**16,435**	14,239
Total liabilities		**957,270**	842,313
EQUITY			
Share capital	35	**52,864**	52,864
Reserves	36	**34,885**	31,791
Capital and reserves attributable to the equity holders of the Company		**87,749**	84,655
Minority interests		**2,076**	1,985
Total equity		**89,825**	86,640
Total liabilities and equity		**1,047,095**	928,953

The notes on pages 44 to 94 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Merger reserve** HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2006	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Net profit for the first half of 2006	-	-	-	-	-	-	7,093	7,093	136	7,229
Currency translation difference	-	-	-	-	-	1	-	1	-	1
2005 final dividend paid	-	-	-	-	-	-	(5,075)	(5,075)	-	(5,075)
Revaluation of premises	-	1,068	-	-	-	-	-	1,068	4	1,072
Release upon disposal of premises	-	(76)	-	-	-	-	76	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(977)	-	-	-	-	(977)	-	(977)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	30	-	-	-	(153)	(123)	-	(123)
Release of reserve upon derecognition of available-for-sale securities	-	-	-	-	-	-	(2)	(2)	-	(2)
Release (to)/from deferred tax liabilities	-	(149)	163	-	-	-	-	14	(1)	13
Transfer to retained earnings	-	-	-	(7)	-	-	7	-	-	-
Distribution of cash	-	-	-	-	(900)	-	-	(900)	-	(900)
At 30 June 2006	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034	1,917	82,951
Company and subsidiaries	52,864	5,903	(1,029)	3,519	(457)	(3)	20,266	81,063		
Associates	-	-	-	-	-	-	(29)	(29)		
	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034		
At 1 July 2006	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034	1,917	82,951
Net profit for the second half of 2006	-	-	-	-	-	-	6,914	6,914	141	7,055
Currency translation difference	-	-	-	-	-	3	-	3	-	3
2006 interim dividend paid	-	-	-	-	-	-	(4,240)	(4,240)	(70)	(4,310)
Revaluation of premises	-	141	-	-	-	-	-	141	(4)	137
Write back upon disposal of premises	-	12	-	-	-	-	(12)	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	1,076	-	-	-	-	1,076	-	1,076
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	20	-	-	-	(94)	(74)	-	(74)
Release of reserve upon derecognition of available-for-sale securities	-	-	(1)	-	-	-	(1)	(2)	-	(2)
Release (to)/from deferred tax liabilities	-	(16)	(181)	-	-	-	-	(197)	1	(196)
Transfer from retained earnings	-	-	-	102	457	-	(559)	-	-	-
At 31 December 2006	52,864	6,040	(115)	3,621	-	-	22,245	84,655	1,985	86,640
Company and subsidiaries	52,864	6,040	(115)	3,621	-	-	22,229	84,639		
Associates	-	-	-	-	-	-	16	16		
	52,864	6,040	(115)	3,621	-	-	22,245	84,655		

	(Unaudited)								
	Attributable to equity holders of the Company								
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2007	52,864	6,040	(115)	3,621	-	22,245	84,655	1,985	86,640
Net profit for the first half of 2007	-	-	-	-	-	7,466	7,466	162	7,628
Currency translation difference	-	-	-	-	6	-	6	-	6
2006 final dividend paid	-	-	-	-	-	(4,726)	(4,726)	(79)	(4,805)
Revaluation of premises	-	1,168	-	-	-	-	1,168	7	1,175
Release upon disposal of premises	-	(2)	-	-	-	2	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(625)	-	-	-	(625)	-	(625)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	10	-	-	(70)	(60)	-	(60)
Release of reserve upon derecognition of available-for-sale securities	-	-	(56)	-	-	1	(55)	3	(52)
Release (to)/from deferred tax liabilities	-	(194)	114	-	-	-	(80)	(2)	(82)
Transfer from retained earnings	-	-	-	351	-	(351)	-	-	-
At 30 June 2007	52,864	7,012	(672)	3,972	6	24,567	87,749	2,076	89,825
Company and subsidiaries	52,864	7,012	(672)	3,972	6	24,526	87,708		
Associates	-	-	-	-	-	41	41		
	52,864	7,012	(672)	3,972	6	24,567	87,749		
Representing:									
2007 interim dividend proposed (Note 17)						4,525			
Others						20,042			
Retained earnings as at 30 June 2007						24,567			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39.

** Merger reserve arising on the acquisition of BOC Life. On 1 June 2006, the Group acquired a 51% shareholding of BOC Life with a total consideration of HK$900 million.

The notes on pages 44 to 94 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Notes	(Unaudited) Half-year ended 30 June 2007 HK$'m	(Unaudited) Half-year ended 30 June 2006 HK$'m
Cash flows from operating activities			
Operating cash inflow/(outflow) before taxation	37(a)	**11,322**	(29,362)
Hong Kong profits tax paid		**(545)**	(514)
Overseas profits tax paid		**(44)**	(24)
Net cash inflow/(outflow) from operating activities		**10,733**	(29,900)
Cash flows from investing activities			
Purchase of properties, plant and equipment		**(287)**	(288)
Proceeds from disposal of properties, plant and equipment		**16**	179
Proceeds from disposal of investment properties		**80**	352
Proceeds from disposal/dissolution of associates		**1**	2
Dividends received from associates		**2**	2
Net cash (outflow)/inflow from investing activities		**(188)**	247
Cash flows from financing activities			
Acquisition of a subsidiary		**–**	(900)
Dividends paid to equity holders of the Company		**(4,726)**	(5,075)
Dividends paid to minority shareholders		**(79)**	–
Net cash outflow from financing activities		**(4,805)**	(5,975)
Increase/(decrease) in cash and cash equivalents		**5,740**	(35,628)
Cash and cash equivalents at 1 January		**128,257**	120,164
Cash and cash equivalents at 30 June	37(b)	**133,997**	84,536

The notes on pages 44 to 94 are an integral part of these consolidated financial statements.

1. Basis of preparation and accounting policies

Basis of preparation

The unaudited interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA and also complies with the requirements set out in the Banking (Disclosure) Rules and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange.

Accounting policies

The accounting policies and methods of computation used in the preparation of the unaudited interim report are consistent with those used in the Group's financial statements for the year ended 31 December 2006 and should be read in conjunction with the Group's Annual Report for 2006.

2. Critical accounting estimates and judgements in applying accounting polices

The Group makes estimates and assumptions that are consistent with those used in the Group's financial statements for the year ended 31 December 2006.

3. Financial risk management

This note presents financial information about the Group's exposure to the use of financial instruments. For further details of the control of risk, please refer to the section "Risk Management" in the Management's Discussion and Analysis on pages 34 to 38.

(A) Currency risk

Tables below summarise the Group's exposure to foreign currency exchange rate risk as at 30 June 2007 and 31 December 2006. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	At 30 June 2007							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	28,629	33,269	58,077	847	734	325	887	122,768
Placements with banks and other financial institutions maturing between one and twelve months	283	4,707	55,709	8	-	79	18	60,804
Financial assets at fair value through profit or loss	-	7,999	19,261	-	-	-	616	27,876
Derivative financial instruments	-	232	9,874	-	-	-	-	10,106
Hong Kong SAR Government certificates of indebtedness	-	-	34,100	-	-	-	-	34,100
Advances and other accounts	6,499	62,346	320,383	3,729	1,526	1,398	3,710	399,591
Available-for-sale securities	-	65,415	22,155	4,503	-	2,082	6,587	100,742
Held-to-maturity securities	-	95,163	52,706	2,856	-	1,698	16,882	169,305
Loans and receivables	-	1,522	29,486	-	-	-	631	31,639
Interests in associates	-	-	56	-	-	-	-	56
Investment properties	-	-	7,636	-	-	-	-	7,636
Properties, plant and equipment	67	1	20,931	-	-	-	-	20,999
Other assets (including deferred tax assets)	80	491	60,201	195	86	50	370	61,473
Total assets	35,558	271,145	690,575	12,138	2,346	5,632	29,701	1,047,095
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	34,100	-	-	-	-	34,100
Deposits and balances of banks and other financial institutions	20,485	15,001	9,297	202	547	191	995	46,718
Financial liabilities at fair value through profit or loss	-	3,754	14,450	-	-	-	-	18,204
Derivative financial instruments	-	429	5,721	-	-	-	-	6,150
Deposits from customers	13,384	149,601	590,430	6,412	4,563	12,148	27,376	803,914
Debt securities in issue at amortised cost	-	48	235	-	-	-	-	283
Other accounts and provisions (including current and deferred tax liabilities)	522	7,742	22,032	354	222	209	385	31,466
Insurance contract liabilities	-	2,705	13,730	-	-	-	-	16,435
Total liabilities	34,391	179,280	689,995	6,968	5,332	12,548	28,756	957,270
Net on-balance sheet position	1,167	91,865	580	5,170	(2,986)	(6,916)	945	89,825
Off-balance sheet net notional position*	335	(86,049)	85,616	(4,851)	2,936	6,965	(1,011)	3,941
Contingent liabilities and commitments	3,627	45,204	144,840	3,930	892	165	1,458	200,116

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

3. Financial risk management (continued)

(A) Currency risk (continued)

	At 31 December 2006							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	24,898	29,341	45,941	1,073	680	824	2,479	105,236
Placements with banks and other financial institutions maturing between one and twelve months	283	9,166	46,516	-	-	-	408	56,373
Financial assets at fair value through profit or loss	-	8,598	17,644	1,041	-	-	1,011	28,294
Derivative financial instruments	-	203	7,190	-	-	-	-	7,393
Hong Kong SAR Government certificates of indebtedness	-	-	34,750	-	-	-	-	34,750
Advances and other accounts	4,559	54,737	285,796	2,505	1,678	1,001	2,582	352,858
Available-for-sale securities	-	58,627	29,012	4,200	-	2,118	6,432	100,389
Held-to-maturity securities	-	98,960	45,780	3,815	-	1,790	15,243	165,588
Loans and receivables	-	2,556	32,909	-	-	302	347	36,114
Interests in associates	-	-	60	-	-	-	-	60
Investment properties	-	-	7,481	-	-	-	-	7,481
Properties, plant and equipment	69	1	19,670	-	-	-	-	19,740
Other assets (including deferred tax assets)	59	294	13,818	99	122	85	200	14,677
Total assets	29,868	262,483	586,567	12,733	2,480	6,120	28,702	928,953
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	34,750	-	-	-	-	34,750
Deposits and balances of banks and other financial institutions	17,198	16,587	12,590	1,112	415	97	1,035	49,034
Financial liabilities at fair value through profit or loss	-	4,329	10,798	-	-	-	-	15,127
Derivative financial instruments	-	450	3,602	-	-	-	-	4,052
Deposits from customers	10,994	143,913	485,066	5,893	3,609	11,968	33,248	694,691
Other accounts and provisions (including current and deferred tax liabilities)	451	8,369	20,497	274	131	92	606	30,420
Insurance contract liabilities	-	2,130	12,109	-	-	-	-	14,239
Total liabilities	28,643	175,778	579,412	7,279	4,155	12,157	34,889	842,313
Net on-balance sheet position	1,225	86,705	7,155	5,454	(1,675)	(6,037)	(6,187)	86,640
Off-balance sheet net notional position	54	(83,503)	77,982	(5,501)	1,817	6,012	6,433	3,294
Contingent liabilities and commitments	2,666	42,196	137,875	2,643	527	117	1,757	187,781

3. Financial risk management (continued)

(B) Liquidity risk

Tables below analyse assets and liabilities of the Group as at 30 June 2007 and 31 December 2006 into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	At 30 June 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	39,528	83,240	-	-	-	-	-	122,768
Placements with banks and other financial institutions maturing between one and twelve months	-	-	45,663	15,141	-	-	-	60,804
Financial assets at fair value through profit or loss								
- debt securities								
- certificates of deposit held	-	-	39	458	561	1,367	-	2,425
- others	-	1,717	2,865	2,183	5,560	10,172	1,980	24,477
- equity securities	-	-	-	-	-	-	974	974
Derivative financial instruments	8,944	328	88	300	296	150	-	10,106
Hong Kong SAR Government certificates of indebtedness	34,100	-	-	-	-	-	-	34,100
Advances and other accounts								
- advances to customers	40,473	12,151	22,669	40,785	146,431	127,774	1,392	391,675
- trade bills	145	2,334	1,626	192	-	-	-	4,297
- advances to banks and other financial institutions	5	181	212	982	2,239	-	-	3,619
Available-for-sale securities								
- debt securities								
- certificates of deposit held	-	177	274	1,924	4,977	-	-	7,352
- others	-	1,156	4,777	6,451	31,531	49,399	-	93,314
- equity securities	-	-	-	-	-	-	76	76
Held-to-maturity securities								
- debt securities								
- certificates of deposit held	-	980	671	2,755	5,157	609	-	10,172
- others	-	2,917	8,327	37,494	71,455	38,940	-	159,133
Loans and receivables	-	1,378	5,775	24,486	-	-	-	31,639
Interests in associates	-	-	-	-	-	-	56	56
Investment properties	-	-	-	-	-	-	7,636	7,636
Properties, plant and equipment	-	-	-	-	-	-	20,999	20,999
Other assets (including deferred tax assets)	6,055	54,123	35	299	82	-	879	61,473
Total assets	129,250	160,682	93,021	133,450	268,289	228,411	33,992	1,047,095

3. Financial risk management (continued)

(B) Liquidity risk (continued)

	At 30 June 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	34,100	-	-	-	-	-	-	34,100
Deposits and balances of banks and other financial institutions	24,996	17,779	1,149	2,794	-	-	-	46,718
Financial liabilities at fair value through profit or loss	-	2,522	6,086	6,173	2,915	508	-	18,204
Derivative financial instruments	4,882	414	109	184	545	16	-	6,150
Deposits from customers	370,662	314,635	83,329	31,788	3,500	-	-	803,914
Debt securities in issue at amortised cost	-	-	-	283	-	-	-	283
Other accounts and provisions (including current and deferred tax liabilities)	14,181	10,174	244	2,443	3,680	-	744	31,466
Insurance contract liabilities	-	-	-	-	-	-	16,435	16,435
Total liabilities	448,821	345,524	90,917	43,665	10,640	524	17,179	957,270
Net liquidity gap	(319,571)	(184,842)	2,104	89,785	257,649	227,887	16,813	89,825

3. Financial risk management (continued)

(B) Liquidity risk (continued)

	At 31 December 2006							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,973	74,263	-	-	-	-	-	105,236
Placements with banks and other financial institutions maturing between one and twelve months	-	-	47,717	8,656	-	-	-	56,373
Financial assets at fair value through profit or loss								
– debt securities								
– certificates of deposit held	-	10	104	279	875	1,454	-	2,722
– others	-	1,331	2,345	3,717	5,462	11,719	675	25,249
– equity securities	-	-	-	-	-	-	323	323
Derivative financial instruments	6,218	537	217	109	274	38	-	7,393
Hong Kong SAR Government certificates of indebtedness	34,750	-	-	-	-	-	-	34,750
Advances and other accounts								
– advances to customers	28,497	8,085	15,471	39,287	136,122	116,931	1,594	345,987
– trade bills	76	1,670	1,030	350	-	-	2	3,128
– advances to banks and other financial institutions	-	-	156	940	2,647	-	-	3,743
Available-for-sale securities								
– debt securities								
– certificates of deposit held	-	157	-	2,512	5,479	-	-	8,148
– others	-	1,735	5,643	4,101	30,893	49,819	-	92,191
– equity securities	-	-	-	-	-	-	50	50
Held-to-maturity securities								
– debt securities								
– certificates of deposit held	-	1,600	1,205	3,176	3,386	-	-	9,367
– others	-	3,759	7,700	35,308	79,067	30,387	-	156,221
Loans and receivables	-	2,429	12,753	20,932	-	-	-	36,114
Interests in associates	-	-	-	-	-	-	60	60
Investment properties	-	-	-	-	-	-	7,481	7,481
Properties, plant and equipment	-	-	-	-	-	-	19,740	19,740
Other assets (including deferred tax assets)	4,185	9,773	2	247	131	163	176	14,677
Total assets	104,699	105,349	94,343	119,614	264,336	210,511	30,101	928,953

3. Financial risk management (continued)

(B) Liquidity risk (continued)

	At 31 December 2006							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	34,750	-	-	-	-	-	-	34,750
Deposits and balances of banks and other financial institutions	20,982	24,405	955	2,692	-	-	-	49,034
Financial liabilities at fair value through profit or loss	-	1,922	1,810	5,957	5,136	302	-	15,127
Derivative financial instruments	2,963	231	86	90	590	92	-	4,052
Deposits from customers	289,650	304,216	77,585	22,272	950	18	-	694,691
Other accounts and provisions (including current and deferred tax liabilities)	13,919	9,615	1,226	1,253	3,963	-	444	30,420
Insurance contract liabilities	-	-	-	-	-	-	14,239	14,239
Total liabilities	362,264	340,389	81,662	32,264	10,639	412	14,683	842,313
Net liquidity gap	(257,565)	(235,040)	12,681	87,350	253,697	210,099	15,418	86,640

The above maturity classifications have been prepared in accordance with relevant provisions under Banking (Disclosure) Rules. The Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with relevant provisions under Banking (Disclosure) Rules. The disclosure does not imply that the securities will be held to maturity.

4. Net interest income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**3,229**	3,607
Advances to customers	**9,940**	9,156
Listed investments	**1,239**	1,344
Unlisted investments	**6,675**	5,078
Others	**401**	218
	21,484	19,403
Interest expense		
Due to banks, customers and other financial institutions	**(12,098)**	(11,365)
Debt securities in issue	**(49)**	(60)
Others	**(434)**	(475)
	(12,581)	(11,900)
Net interest income	**8,903**	7,503

Included within interest income is HK$14 million (first half of 2006: HK$51 million) of interest with respect to income recognised on advances classified as impaired for the first half of 2007.

Included within interest income and interest expense are HK$20,882 million (first half of 2006: HK$19,003 million) and HK$12,192 million (first half of 2006: HK$11,617 million) for financial assets and financial liabilities that are not at fair value through profit or loss respectively.

Interest expense on short positions in Exchange Fund Bills and callable interest rate swaps of HK$62 million and HK$8 million respectively were reclassified from "Net gain from interest rate instruments" included as "Net trading income" to "Others" under interest expense for the first half of 2006.

5. Net fees and commission income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Fees and commission income		
Securities brokerage		
– Stockbroking	**1,324**	644
– Bonds	**65**	29
Credit cards	**471**	375
Asset management	**342**	167
Bills commissions	**273**	259
Payment services	**221**	200
Loan commissions	**129**	116
Insurance	**85**	72
Trust services	**66**	54
Guarantees	**24**	25
Others		
– safe deposit box	**99**	94
– currency exchange	**73**	51
– RMB business	**54**	36
– information search	**23**	22
– low deposit balance accounts	**17**	22
– correspondent banking	**17**	15
– BOC cards	**14**	15
– postage and telegrams	**12**	14
– dormant accounts	**11**	12
– agency services	**8**	8
– sundries	**111**	122
	3,439	2,352
Fees and commission expenses	**(807)**	(591)
Net fees and commission income	**2,632**	1,761
Of which arise from		
– financial assets or financial liabilities not at fair value through profit or loss		
– Fees and commission income	**158**	150
– Fees and commission expenses	**(36)**	(64)
	122	86
– trust and other fiduciary activities		
– Fees and commission income	**66**	54

6. Net trading income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net gain from:		
– foreign exchange and foreign exchange products	**155**	737
– interest rate instruments	**192**	302
– equity instruments	**70**	15
– commodities	**–**	58
	417	1,112

Comparatives for the first half of 2006 have been reclassified as a result of excluding gains and losses related to financial instruments at fair value through profit or loss other than those held for trading, which are shown as net loss on financial instruments designated at fair value through profit or loss in Note 7 on page 53.

7. Net loss on financial instruments designated at fair value through profit or loss

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net loss on financial assets at fair value which back insurance policies and investment contracts	**389**	415
Net change in fair value of other financial instruments at fair value through profit or loss	**5**	21
	394	436

8. Net gain/(loss) on investments in securities

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net gain/(loss) from early redemption of held-to-maturity securities	**1**	(1)
Net gain/(loss) from disposal of available-for-sale securities	**1**	(7)
	2	(8)

9. Net insurance premium income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Gross earned premiums	**2,936**	3,478
Less: Gross written premiums ceded to reinsurers	**(3)**	(2)
Net insurance premium income	**2,933**	3,476

10. Other operating income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Dividend income from investments in securities		
– unlisted investments	**9**	15
Gross rental income from investment properties	**123**	97
Less: Outgoings in respect of investment properties	**(22)**	(28)
Reversal of impairment losses on interests in associates	**1**	–
Net gain on disposal of subsidiaries	**1**	–
Others	**87**	85
	199	169

Included in the "Outgoings in respect of investment properties" is HK$2 million (first half of 2006: HK$7 million) of direct operating expenses related to investment properties that were not let during the period.

11. Net insurance benefits and claims

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Claims, benefits and surrenders paid	**440**	193
Movement in liabilities	**2,193**	2,868
Gross claims, benefits and surrenders paid and movement in liabilities	**2,633**	3,061
Less: Reinsurers' share of claims, benefits and surrenders paid	**(1)**	(1)
Net insurance claims, benefits and surrenders paid and movement in liabilities	**2,632**	3,060

12. Reversal of loan impairment allowances

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net reversal of loan impairment allowances		
– Individually assessed	**343**	409
– Collectively assessed	**(177)**	233
	166	642
Of which		
– new allowances	**(298)**	(368)
– releases	**109**	318
– recoveries	**355**	692
Net credit to income statement	**166**	642

13. Operating expenses

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**1,957**	1,682
– termination benefit	**6**	7
– pension cost	**146**	134
	2,109	1,823
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**168**	149
– information technology	**143**	124
– others	**106**	101
	417	374
Depreciation	**373**	323
Auditors' remuneration		
– audit services	**4**	4
– non-audit services	**1**	5
Other operating expenses	**514**	442
	3,418	2,971

14. Net gain from disposal of/fair value adjustments on investment properties

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net gain on disposal of investment properties	**2**	17
Net gain on fair value adjustments on investment properties (Note 26)	**414**	477
	416	494

15. Net gain/(loss) from disposal/revaluation of properties, plant and equipment

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net gain on disposal of premises	**-**	4
Net loss on disposal of other fixed assets	**(2)**	(5)
Net gain/(loss) on revaluation of premises	**7**	(4)
Impairment losses on other fixed assets	**-**	(4)
	5	(9)

16. Taxation

Taxation in the income statement represents:

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Hong Kong profits tax		
- current period taxation	**1,508**	1,275
- under-provision in prior years	**-**	3
Deferred tax charge	**44**	138
Hong Kong profits tax	**1,552**	1,416
Overseas taxation	**47**	28
	1,599	1,444

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong for the first half of 2007. Taxation on overseas profits has been calculated on the estimated assessable profits for the first half of 2007 at the rates of taxation prevailing in the countries in which the Group operates.

16. Taxation (continued)

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Profit before taxation	**9,227**	8,673
Calculated at a taxation rate of 17.5% (2006: 17.5%)	**1,615**	1,518
Effect of different taxation rates in other countries	**(11)**	(4)
Income not subject to taxation	**(52)**	(177)
Expenses not deductible for taxation purposes	**54**	103
Tax losses not recognised	**–**	1
Utilisation of previously unrecognised tax losses	**(7)**	–
Under-provision in prior years	**–**	3
Taxation charge	**1,599**	1,444
Effective tax rate	**17.3%**	16.6%

17. Dividends

	Half-year ended 30 June 2007		Half-year ended 30 June 2006	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Interim dividend	**0.428**	**4,525**	0.401	4,240

At a meeting held on 23 August 2007, the Board declared an interim dividend of HK$0.428 per ordinary share for the first half of 2007 amounting to approximately HK$4,525 million. This declared dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2007.

18. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2007 of approximately HK$7,466 million (first half of 2006: HK$7,093 million) and on the ordinary shares in issue of 10,572,780,266 shares (2006: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2007 (first half of 2006: Nil).

19. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the first half of 2007 amounted to approximately HK$129 million (first half of 2006: approximately HK$119 million), after a deduction of forfeited contributions of approximately HK$7 million (first half of 2006: approximately HK$9 million). For the MPF Scheme, the Group contributed approximately HK$13 million and HK$10 million for the first half of 2007 and 2006 respectively.

20. Share option schemes

(a) Share Option Scheme and Sharesave Plan

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the first half of 2007 (first half of 2006: Nil).

20. Share option schemes (continued)

(b) Pre-Listing Share Option Scheme

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002.

Details of the share options outstanding as at 30 June 2007 are disclosed as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2007	**8,459,100**	**3,980,450**	**1,446,000**	**13,885,550**	**8.5**
Transfer	**(1,446,000)**	**-**	**1,446,000**	**-**	**8.5**
Less: Share options exercised during the period	**-**	**(1,295,050)**	**(361,500)**	**(1,656,550)**	**8.5**
At 30 June 2007	**7,013,100**	**2,685,400**	**2,530,500**	**12,229,000**	**8.5**
Exercisable at 30 June 2007	**7,013,100**	**2,685,400**	**2,530,500**	**12,229,000**	**8.5**
At 1 January 2006	8,459,100	8,302,650	1,446,000	18,207,750	8.5
Less: Share options exercised during the year	-	(4,278,700)	-	(4,278,700)	8.5
Less: Share options lapsed during the year	-	(43,500)	-	(43,500)	8.5
At 31 December 2006	8,459,100	3,980,450	1,446,000	13,885,550	8.5
Exercisable at 31 December 2006	8,459,100	3,980,450	1,446,000	13,885,550	8.5

* Represented share options held by ex-directors of the Group.

Share options were exercised on a regular basis throughout the period, the weighted average share price during the period was HK$19.10 (31 December 2006: HK$16.50).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

21. Cash and balances with banks and other financial institutions

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Cash	**3,153**	2,981
Balances with central banks	**28,078**	23,745
Balances with banks and other financial institutions	**8,297**	4,247
Placements with banks and other financial institutions maturing within one month	**83,240**	74,263
	122,768	105,236

22. Financial assets at fair value through profit or loss

	Trading securities		Financial assets designated at fair value through profit or loss		Total	
	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m	**At 30 June 2007 HK$'m**	At 31 December 2006 HK$'m	**At 30 June 2007 HK$'m**	At 31 December 2006 HK$'m
At fair value						
Debt securities						
- Listed in Hong Kong	**90**	262	**638**	908	**728**	1,170
- Listed outside Hong Kong	**1,182**	3,683	**2,508**	2,185	**3,690**	5,868
	1,272	3,945	**3,146**	3,093	**4,418**	7,038
- Unlisted	**6,182**	6,409	**16,302**	14,524	**22,484**	20,933
	7,454	10,354	**19,448**	17,617	**26,902**	27,971
Equity securities						
- Listed in Hong Kong	**57**	19	**845**	262	**902**	281
- Unlisted	**72**	42	**-**	-	**72**	42
	129	61	**845**	262	**974**	323
Total	**7,583**	10,415	**20,293**	17,879	**27,876**	28,294

22. Financial assets at fair value through profit or loss (continued)

Financial assets at fair value through profit or loss are analysed by type of issuer as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Sovereigns	**4,568**	4,073
Public sector entities	**1,440**	1,958
Banks and other financial institutions	**18,996**	20,020
Corporate entities	**2,872**	2,243
	27,876	28,294

Financial assets at fair value through profit or loss are analysed as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Treasury bills	**4,275**	3,616
Certificates of deposit held	**2,425**	2,722
Other financial assets at fair value through profit or loss	**21,176**	21,956
	27,876	28,294

23. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

23. Derivative financial instruments (continued)

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

The following is a summary of the contract/notional amounts of each significant type of derivative financial instrument:

	At 30 June 2007			At 31 December 2006		
	Trading HK$'m	**Hedging HK$'m**	**Total HK$'m**	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts						
Spot and forward	**226,124**	**-**	**226,124**	143,859	-	143,859
Swaps	**177,825**	**-**	**177,825**	170,591	-	170,591
Foreign currency option contracts						
- Options purchased	**5,122**	**-**	**5,122**	1,479	-	1,479
- Options written	**3,587**	**-**	**3,587**	3,102	-	3,102
	412,658	**-**	**412,658**	319,031	-	319,031
Interest rate contracts						
Futures	**572**	**-**	**572**	89	-	89
Swaps	**40,754**	**313**	**41,067**	33,362	544	33,906
Interest rate option contracts						
- Swaptions written	**-**	**-**	**-**	31	-	31
Other contracts						
- Bond options written	**782**	**-**	**782**	311	-	311
	42,108	**313**	**42,421**	33,793	544	34,337
Bullion contracts	**8,708**	**-**	**8,708**	7,330	-	7,330
Equity contracts	**1,324**	**-**	**1,324**	954	-	954
Other contracts	**189**	**-**	**189**	201	-	201
Total	**464,987**	**313**	**465,300**	361,309	544	361,853

Note: All derivatives held for hedging are designated as fair value hedges.

23. Derivative financial instruments (continued)

The following table summarises the fair values of each class of derivative financial instrument as at 30 June 2007 and 31 December 2006:

	At 30 June 2007			At 31 December 2006		
	Trading HK$'m	**Hedging HK$'m**	**Total HK$'m**	Trading HK$'m	Hedging HK$'m	Total HK$'m
Fair value assets						
Exchange rate contracts	**9,377**	**-**	**9,377**	6,806	-	6,806
Interest rate contracts	**446**	**14**	**460**	357	7	364
Bullion contracts	**258**	**-**	**258**	219	-	219
Equity contracts	**11**	**-**	**11**	4	-	4
	10,092	**14**	**10,106**	7,386	7	7,393
Fair value liabilities						
Exchange rate contracts	**5,041**	**-**	**5,041**	2,809	-	2,809
Interest rate contracts	**673**	**-**	**673**	795	8	803
Bullion contracts	**422**	**-**	**422**	438	-	438
Equity contracts	**14**	**-**	**14**	2	-	2
	6,150	**-**	**6,150**	4,044	8	4,052

The credit risk weighted amounts of the above derivative financial instruments are as follows:

	At 30 June 2007 HK$'m	Restated At 31 December 2006 HK$'m
Exchange rate contracts	**836**	935
Interest rate contracts	**78**	113
Bullion contracts	**18**	56
Equity contracts	**3**	–
	935	1,104

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Banking (Capital) Rules. Comparative figures have been restated to reflect the implementation of the Banking (Capital) Rules. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

There is no effect of bilateral netting agreement on the fair values or the credit risk-weighted amounts of the derivative financial instruments.

Approximately 56% (31 December 2006: 61%) of the Group's transactions in derivative financial instruments contracts are conducted with other financial institutions.

24. Advances and other accounts

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Corporate loans and advances	**263,252**	220,390
Personal loans and advances	**129,559**	126,700
Advances to customers	**392,811**	347,090
Loan impairment allowances		
– Individually assessed	**(473)**	(546)
– Collectively assessed	**(663)**	(557)
	391,675	345,987
Trade bills	**4,297**	3,128
Advances to banks and other financial institutions	**3,619**	3,743
Total	**399,591**	352,858

As at 30 June 2007, advances to customers include accrued interest on gross advances of HK$1,345 million (31 December 2006: HK$1,236 million).

Impaired advances to customers are analysed as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Gross impaired advances to customers	**717**	916
Individually assessed loan impairment allowances made in respect of such advances	**473**	546

Impaired advances to customers are individually assessed loans with objective evidence of impairment. The loan impairment allowances were made after taking into account the value of collateral in respect of such advances.

As at 30 June 2007 and 31 December 2006, no impairment allowance was made in respect of trade bills and advances to banks and other financial institutions.

24. Advances and other accounts (continued)

Classified and impaired advances to customers and the value of collateral taken into account in respect of such advances are analysed as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Gross classified and impaired advances to customers	**1,618**	1,988
Gross classified and impaired advances to customers as a percentage of gross advances to customers	**0.41%**	0.57%
Current market value of collateral held against the covered portion of such advances	**2,950**	3,383
Covered portion of such advances	**1,243**	1,528
Uncovered portion of such advances	**375**	460

Classified and impaired advances to customers follow the definitions set out in the Banking (Disclosure) Rules and represent advances which are either classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

25. Investment in securities

		At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
(A)	**Available-for-sale securities**		
	Debt securities		
	– Listed in Hong Kong	**3,721**	4,800
	– Listed outside Hong Kong	**13,558**	13,023
		17,279	17,823
	– Unlisted	**83,387**	82,516
		100,666	100,339
	Equity securities		
	– Unlisted	**76**	50
		100,742	100,389
(B)	**Held-to-maturity securities**		
	Listed, at amortised cost		
	– in Hong Kong	**4,143**	3,935
	– outside Hong Kong	**23,759**	24,629
		27,902	28,564
	Unlisted, at amortised cost	**141,403**	137,024
		169,305	165,588
(C)	**Loans and receivables**		
	Unlisted, at amortised cost	**31,639**	36,114
Total		**301,686**	302,091
Market value of listed held-to-maturity securities		**27,295**	28,029

25. Investment in securities (continued)

Investment in securities is analysed by type of issuer as follows:

	At 30 June 2007			
	Available-for-sale securities HK$'m	**Held-to-maturity securities HK$'m**	**Loans and receivables HK$'m**	**Total HK$'m**
Sovereigns	**12,636**	**1,700**	**–**	**14,336**
Public sector entities	**15,704**	**16,398**	**–**	**32,102**
Banks and other financial institutions	**31,278**	**107,826**	**31,639**	**170,743**
Corporate entities	**41,124**	**43,381**	**–**	**84,505**
	100,742	**169,305**	**31,639**	**301,686**

	At 31 December 2006			
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Sovereigns	13,180	1,768	–	14,948
Public sector entities	6,933	21,166	–	28,099
Banks and other financial institutions	34,873	102,823	36,114	173,810
Corporate entities	45,403	39,831	–	85,234
	100,389	165,588	36,114	302,091

Available-for-sale and held-to-maturity securities are analysed as follows:

	Available-for-sale securities		**Held-to-maturity securities**	
	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m	**At 30 June 2007 HK$'m**	At 31 December 2006 HK$'m
Treasury bills	**5,606**	7,566	**100**	100
Certificates of deposit held	**7,352**	8,148	**10,172**	9,367
Others	**87,784**	84,675	**159,033**	156,121
	100,742	100,389	**169,305**	165,588

26. Investment properties

	2007 HK$'m	2006 HK$'m
At 1 January	**7,481**	7,626
Disposals	**(78)**	(529)
Fair value gains	**414**	574
Reclassification to properties, plant and equipment (Note 27)	**(181)**	(190)
At period/year end	**7,636**	7,481

27. Properties, plant and equipment

	Premises HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Net book value at 1 January 2007	**17,906**	**–**	**1,834**	**19,740**
Additions	**–**	**–**	**287**	**287**
Disposals	**(16)**	**–**	**(2)**	**(18)**
Revaluation	**1,182**	**–**	**–**	**1,182**
Depreciation for the period	**(162)**	**–**	**(211)**	**(373)**
Reclassification from investment properties (Note 26)	**181**	**–**	**–**	**181**
Net book value at 30 June 2007	**19,091**	**–**	**1,908**	**20,999**
At 30 June 2007				
Cost or valuation	**19,091**	**–**	**4,919**	**24,010**
Accumulated depreciation and impairment	**–**	**–**	**(3,011)**	**(3,011)**
Net book value at 30 June 2007	**19,091**	**–**	**1,908**	**20,999**
Net book value at 1 January 2006	16,989	11	1,491	18,491
Additions	–	–	736	736
Disposals	(186)	(7)	(25)	(218)
Revaluation	1,208	–	–	1,208
Depreciation for the year	(303)	–	(368)	(671)
Reclassification from investment properties (Note 26)	190	–	–	190
Reversal of/(provision for) impairment losses	8	(4)	–	4
Net book value at 31 December 2006	17,906	–	1,834	19,740
At 31 December 2006				
Cost or valuation	17,906	–	4,658	22,564
Accumulated depreciation and impairment	–	–	(2,824)	(2,824)
Net book value at 31 December 2006	17,906	–	1,834	19,740

27. Properties, plant and equipment (continued)

	Premises HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
The analysis of cost or valuation of the above assets is as follows:				
At 30 June 2007				
At cost	–	–	4,919	4,919
At valuation	19,091	–	–	19,091
	19,091	–	4,919	24,010
At 31 December 2006				
At cost	–	–	4,658	4,658
At valuation	17,906	–	–	17,906
	17,906	–	4,658	22,564

28. Other assets

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Repossessed assets	177	201
Precious metals	1,526	1,534
Accounts receivable and prepayments	59,700	12,873
	61,403	14,608

29. Financial liabilities at fair value through profit or loss

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Trading liabilities		
– Short positions in Exchange Fund Bills (Note 32)	**4,154**	3,544
Financial liabilities designated at fair value through profit or loss		
– Structured deposits (Note 30)	**11,603**	9,085
– Certificates of deposit issued	**2,447**	2,498
	14,050	11,583
	18,204	15,127

The amount of change in their fair values is attributable to changes in a benchmark interest rate. The carrying amount of financial liabilities designated at fair value through profit or loss as at 30 June 2007 is less than the amount that the Group would be contractually required to pay at maturity to the holder by HK$124 million (31 December 2006: HK$96 million).

30. Deposits from customers

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Current, savings and other deposit accounts (per consolidated balance sheet)	**803,914**	694,691
Structured deposits reported as financial liabilities at fair value through profit or loss (Note 29)	**11,603**	9,085
	815,517	703,776
Analysed by :		
Demand deposits and current accounts		
– corporate customers	**108,708**	24,624
– individual customers	**6,735**	6,355
	115,443	30,979
Savings deposits		
– corporate customers	**58,090**	67,806
– individual customers	**188,560**	188,847
	246,650	256,653
Time, call and notice deposits		
– corporate customers	**147,534**	114,039
– individual customers	**305,890**	302,105
	453,424	416,144
	815,517	703,776

31. Other accounts and provisions

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Other accounts payable	25,847	25,895
Provisions	7	6
	25,854	25,901

32. Assets pledged as security

As at 30 June 2007, liabilities of the Group amounting to HK$4,154 million (31 December 2006: HK$3,544 million) were secured by assets deposited with central depositories to facilitate settlement operations. In addition, the liabilities of the Group amounting to HK$4,412 million (31 December 2006: Nil) were secured by debt securities related to sale and repurchase arrangements. The amount of assets pledged by the Group to secure these liabilities was HK$8,602 million (31 December 2006: HK$3,564 million) included in "Trading securities" and "Available-for-sale securities".

33. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements in accordance with HKAS 12 "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the first half of 2007 and the year ended 31 December 2006 are as follows:

	2007					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2007	401	3,155	(71)	(89)	(74)	3,322
Charged/(credited) to income statement	4	44	8	(24)	12	44
Charged/(credited) to equity and minority interests	-	196	-	-	(114)	82
At 30 June 2007	405	3,395	(63)	(113)	(176)	3,448

33. Deferred taxation (continued)

	2006					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2006	357	2,941	(72)	(127)	(112)	2,987
Charged to income statement	44	49	1	38	20	152
Charged to equity	-	165	-	-	18	183
At 31 December 2006	401	3,155	(71)	(89)	(74)	3,322

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Deferred tax assets	**(70)**	(69)
Deferred tax liabilities	**3,518**	3,391
	3,448	3,322

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(70)**	(69)
Deferred tax liabilities to be settled after more than twelve months	**3,668**	3,434
	3,598	3,365

33. Deferred taxation (continued)

The deferred tax charged/credited to equity during the first half of 2007 and the year ended 31 December 2006 are as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Fair value reserves in shareholder's equity:		
– premises	194	165
– available-for-sale securities	(114)	18
– minority interests	2	–
	82	183

34. Insurance contract liabilities

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Gross and net		
At 1 January	14,239	7,968
Benefits paid	(293)	(235)
Claims incurred and movement in liabilities	2,489	6,506
At period/year end	16,435	14,239

35. Share capital

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	100,000	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	52,864	52,864

36. Reserves

The Group's reserves and the movements therein for the current and prior periods are presented in the consolidated statement of changes in equity on pages 41 to 42 of the financial statements.

37. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash inflow/(outflow) before taxation

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Operating profit	**8,808**	8,188
Reversal of impairment losses on interests in associates	**(1)**	–
Depreciation	**373**	323
Reversal of loan impairment allowances	**(166)**	(642)
Unwind of discount on impairment	**(14)**	(51)
Advances written off net of recoveries	**214**	541
Change in cash and balances with banks and other financial institutions with original maturity over three months	**(6,883)**	3,924
Change in placements with banks and other financial institutions with original maturity over three months	**(9,863)**	(20,129)
Change in financial assets at fair value through profit or loss	**2,360**	(2,062)
Change in derivative financial instruments	**(615)**	(1,572)
Change in advances and other accounts	**(46,767)**	842
Change in investment in securities	**(1,751)**	(45,051)
Change in other assets	**(46,795)**	(976)
Change in deposits and balances of banks and other financial institutions	**(2,316)**	6,147
Change in financial liabilities at fair value through profit or loss	**3,077**	5,319
Change in deposits from customers	**109,223**	8,233
Change in certificates of deposit issued at amortised cost	**–**	(1)
Change in debt securities in issue at amortised cost	**283**	–
Change in other accounts and provisions	**(47)**	4,795
Change in insurance contract liabilities	**2,196**	2,809
Exchange difference	**6**	1
Operating cash inflow/(outflow) before taxation	**11,322**	(29,362)
Cash flows from operating activities included:		
– Interest received	**21,158**	18,922
– Interest paid	**12,427**	11,525
– Dividend received	**9**	15

37. Notes to consolidated cash flow statement (continued)

(b) Analysis of the balances of cash and cash equivalents

	At 30 June 2007 HK$'m	At 30 June 2006 HK$'m
Cash and balances with banks and other financial institutions with original maturity within three months	**110,712**	67,266
Placements with banks and other financial institutions with original maturity within three months	**14,339**	12,237
Treasury bills with original maturity within three months	**8,244**	4,081
Certificates of deposit held with original maturity within three months	**702**	952
	133,997	84,536

38. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	At 30 June 2007 HK$'m	Restated At 31 December 2006 HK$'m
Direct credit substitutes	**1,264**	1,389
Transaction-related contingencies	**8,385**	7,191
Trade-related contingencies	**23,007**	20,795
Commitments that are unconditionally cancellable without prior notice	**44,728**	42,740
Other commitments with an original maturity of		
– up to one year	**80,092**	68,923
– over one year	**42,640**	46,743
	200,116	187,781
Credit risk weighted amount	**40,802**	39,904

The calculation basis of credit risk weighted amount has been set out in Note 23 to the financial statements.

39. Capital commitments

The Group has the following outstanding capital commitments not provided for in the financial statements:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Authorised and contracted for but not provided for	**263**	162
Authorised but not contracted for	**2**	5
	265	167

The above capital commitments mainly relate to commitments to purchase computer equipment and software, and to renovate the Group's premises.

40. Operating lease commitments

(a) *The Group as lessee*

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Land and buildings		
– not later than one year	**301**	280
– later than one year but not later than five years	**280**	273
– later than five years	**1**	1
	582	554
Computer equipment		
– not later than one year	**–**	1

Certain non-cancellable operating leases included in the tables above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

40. Operating lease commitments (continued)

(b) The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Land and buildings		
– not later than one year	**217**	216
– later than one year but not later than five years	**174**	219
	391	435

The Group leases its investment properties (Note 26) under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the prevailing market conditions. None of the leases includes contingent rentals.

41. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

Information about four business segments is provided in segmental reporting. They are Retail Banking, Corporate Banking, Treasury and Insurance.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers, small companies, and organisations with deposit only. Corporate Banking mainly deals with medium to large companies. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The Insurance segment shows business relates to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the period, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

41. Segmental reporting (continued)

	Half-year ended 30 June 2007							
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	4,309	2,368	2,418	346	(538)	8,903	-	8,903
Net fees and commission income/(expenses)	2,252	557	6	(111)	(41)	2,663	(31)	2,632
Net trading income	275	83	33	-	26	417	-	417
Net loss on financial instruments designated at fair value through profit or loss	-	-	(5)	(389)	-	(394)	-	(394)
Net gain on investments in securities	-	-	2	-	-	2	-	2
Net insurance premium income	-	-	-	2,936	-	2,936	(3)	2,933
Other operating income	28	1	-	5	804	838	(639)	199
Total operating income	6,864	3,009	2,454	2,787	251	15,365	(673)	14,692
Net insurance benefits and claims	-	-	-	(2,632)	-	(2,632)	-	(2,632)
Net operating income before loan impairment allowances	6,864	3,009	2,454	155	251	12,733	(673)	12,060
(Provision for)/Reversal of loan impairment allowances	(54)	220	-	-	-	166	-	166
Net operating income	6,810	3,229	2,454	155	251	12,899	(673)	12,226
Operating expenses	(2,676)	(774)	(233)	(48)	(360)	(4,091)	673	(3,418)
Operating profit/(loss)	4,134	2,455	2,221	107	(109)	8,808	-	8,808
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	416	416	-	416
Net gain from disposal/revaluation of properties, plant and equipment	-	-	-	-	5	5	-	5
Share of profits less losses of associates	-	-	-	-	(2)	(2)	-	(2)
Profit before taxation	4,134	2,455	2,221	107	310	9,227	-	9,227
At 30 June 2007								
Assets								
Segment assets	192,948	268,927	542,566	18,307	28,611	1,051,359	(4,681)	1,046,678
Interests in associates	-	-	-	-	56	56	-	56
Unallocated corporate assets	-	-	-	-	361	361	-	361
	192,948	268,927	542,566	18,307	29,028	1,051,776	(4,681)	1,047,095
Liabilities								
Segment liabilities	650,938	180,554	106,322	17,053	471	955,338	(4,681)	950,657
Unallocated corporate liabilities	-	-	-	-	6,613	6,613	-	6,613
	650,938	180,554	106,322	17,053	7,084	961,951	(4,681)	957,270
Half-year ended 30 June 2007								
Other information								
Additions of properties, plant and equipment	2	-	-	-	285	287	-	287
Depreciation	120	36	19	1	197	373	-	373
Amortisation of securities	-	-	919	-	-	919	-	919

41. Segmental reporting (continued)

	Half-year ended 30 June 2006							
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	3,812	1,981	2,006	208	(504)	7,503	-	7,503
Net fees and commission income/(expenses)	1,394	487	(9)	(108)	3	1,767	(6)	1,761
Net trading income	250	48	813	-	-	1,111	1	1,112
Net loss on financial instruments designated at fair value through profit or loss	-	-	(21)	(415)	-	(436)	-	(436)
Net (loss)/gain on investments in securities	-	-	(11)	-	3	(8)	-	(8)
Net insurance premium income	-	-	-	3,478	-	3,478	(2)	3,476
Other operating income	26	-	17	3	701	747	(578)	169
Total operating income	5,482	2,516	2,795	3,166	203	14,162	(585)	13,577
Net insurance benefits and claims	-	-	-	(3,060)	-	(3,060)	-	(3,060)
Net operating income before loan impairment allowances	5,482	2,516	2,795	106	203	11,102	(585)	10,517
Reversal of loan impairment allowances	38	604	-	-	-	642	-	642
Net operating income	5,520	3,120	2,795	106	203	11,744	(585)	11,159
Operating expenses	(2,326)	(675)	(189)	(27)	(339)	(3,556)	585	(2,971)
Operating profit/(loss)	3,194	2,445	2,606	79	(136)	8,188	-	8,188
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	494	494	-	494
Net loss from disposal/revaluation of properties, plant and equipment	(5)	-	-	-	(4)	(9)	-	(9)
Profit before taxation	3,189	2,445	2,606	79	354	8,673	-	8,673
At 31 December 2006								
Assets								
Segment assets	169,595	222,701	497,155	15,804	26,889	932,144	(3,472)	928,672
Interests in associates	-	-	-	-	60	60	-	60
Unallocated corporate assets	-	-	-	-	221	221	-	221
	169,595	222,701	497,155	15,804	27,170	932,425	(3,472)	928,953
Liabilities								
Segment liabilities	577,755	148,353	98,531	14,649	173	839,461	(3,472)	835,989
Unallocated corporate liabilities	-	-	-	-	6,324	6,324	-	6,324
	577,755	148,353	98,531	14,649	6,497	845,785	(3,472)	842,313
Half-year ended 30 June 2006								
Other information								
Additions of properties, plant and equipment	-	-	-	-	288	288	-	288
Depreciation	89	28	14	1	191	323	-	323
Amortisation of securities	-	-	856	-	-	856	-	856

42. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

Transactions with related parties, which the Group entered into during the period are summarised as follows:

(a) Advances to third parties guaranteed by BOC group companies

As at 30 June 2007, BOC, the intermediate holding company, provided guarantees for loans in favour of the Group amounting to HK$2,827 million (31 December 2006: HK$2,522 million) to certain third parties. BOC held equity interests of not more than 20% in these third parties.

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

	Half-year ended 30 June 2007			
	Notes	**Immediate and intermediate holding companies HK$'m**	**Associates HK$'m**	**Other related parties[1] HK$'m**
Income statement items:				
Interest income	(i)	**205**	**–**	**9**
Interest expense	(ii)	**(232)**	**(2)**	**(168)**
Insurance premium paid (net)	(iii)	**–**	**–**	**(20)**
Administrative services fees received/receivable	(iv)	**16**	**–**	**16**
Rental fees received/receivable	(iv)	**–**	**–**	**11**
Credit card commission paid/payable (net)	(v)	**(42)**	**–**	**(1)**
Securities brokerage commission paid/payable (net)	(v)	**–**	**–**	**(178)**
Rental, property management and letting agency fees paid/payable	(v)	**–**	**–**	**(40)**
Funds selling commission received	(vi)	**–**	**–**	**71**
Correspondent banking fee received	(vii)	**7**	**–**	**–**
Loan services fees received		**–**	**–**	**1**
Net trading gains		**11**	**–**	**54**

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

		Half-year ended 30 June 2006		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	325	–	10
Interest expense	(ii)	(327)	(2)	(113)
Insurance premium paid (net)	(iii)	–	–	(4)
Administrative services fees received/receivable	(iv)	17	–	10
Rental fees received/receivable	(iv)	–	–	8
Credit card commission paid/ payable (net)	(v)	(46)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(64)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(39)
Funds selling commission received	(vi)	–	–	22
Correspondent banking fee received	(vii)	5	–	–
Net trading gains/(losses)		73	–	(2)

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

	At 30 June 2007			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	**8,616**	**–**	**41**
Placements with banks and other financial institutions maturing between one and twelve months	(i)	**4,301**	**–**	**–**
Financial assets at fair value through profit or loss		**2**	**–**	**1,662**
Derivative financial instruments assets	(viii)	**25**	**–**	**–**
Advances and other accounts	(i)	**13**	**–**	**2,036**
Other assets	(ix)	**81**	**–**	**3,912**
Deposits and balances of banks and other financial institutions	(ii)	**9,170**	**–**	**1,607**
Deposits from customers	(ii)	**64**	**76**	**7,097**
Derivative financial instruments liabilities	(viii)	**10**	**–**	**1**
Other accounts and provisions	(ix)	**55**	**–**	**3,538**

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

	At 31 December 2006			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	8,027	–	21
Placements with banks and other financial institutions maturing between one and twelve months	(i)	5,272	–	102
Financial assets at fair value through profit or loss		1	–	1,706
Derivative financial instruments assets	(viii)	15	–	–
Advances and other accounts	(i)	64	–	–
Other assets	(ix)	54	–	4,163
Deposits and balances of banks and other financial institutions	(ii)	20,722	–	1,390
Deposits from customers	(ii)	157	77	6,417
Derivative financial instruments liabilities	(viii)	13	–	–
Other accounts and provisions	(ix)	88	–	3,853

1 Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities.

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC group companies including deposit of cash and balances with banks and other financial institutions, placement of interbank deposits and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

Notes: (continued)

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC group companies at the relevant market rates at the time of the transactions.

(iii) Insurance premium paid/insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general insurance policies from BOC group companies at the relevant market rates at the time of the transactions.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to BOC group companies mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from BOC group companies at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC group companies. The Group also pays rental fees to BOC group companies. These transactions were priced at the relevant market rates at the time of the transactions.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a BOC group company to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

(viii) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC group companies. As at 30 June 2007 the aggregate notional amount of such derivative transactions amounted to HK$9,647 million (31 December 2006: HK$15,918 million) whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$25 million (31 December 2006: HK$15 million) and HK$11 million (31 December 2006: HK$13 million) respectively. These transactions are executed at the relevant market rates at the time of the transactions.

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

Notes: (continued)

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to BOC group companies. The amounts mainly represent the accounts receivables from and payables to a subsidiary of BOC in relation to dealing securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(c) Contingent liabilities and commitments

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms. As at 30 June 2007, the total undrawn loan commitments, trade finance-related contingencies and guarantees amounted to HK$3,925 million (31 December 2006: HK$3,558 million).

(d) Key management personnel

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Senior Management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior periods, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the six months ended 30 June 2007 and 2006 is detailed as follows:

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Salaries and other short-term employee benefits	**27**	21
Post-employment benefits	**1**	–
	28	21

42. Significant related party transactions (continued)

(e) Transactions with Ministry of Finance and The People's Bank of China

The Group enters into banking transactions with these entities in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions. The outstanding balances at the period/year end, and the related income and expenses for the period are as follows:

(i) Advances to customers/banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**4**	5

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**164**	–
Outstanding balance at end of the period/year	**143**	164

(ii) Treasury bonds

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**30**	52

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**1,578**	2,630
Outstanding balance at end of the period/year	**1,381**	1,578

42. Significant related party transactions (continued)

(e) Transactions with Ministry of Finance and The People's Bank of China (continued)

(iii) Due from banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**130**	112

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**23,693**	21,846
Outstanding balance at end of the period/year	**28,038**	23,693

(iv) Due to banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest expense	**–**	–

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**–**	–
Outstanding balance at end of the period/year	**1**	–

(f) Transactions with Central SAFE and other companies controlled by Central SAFE

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances or enter into any transactions with Central SAFE for the six months ended 30 June 2007 and 2006 (31 December 2006: Nil).

42. Significant related party transactions (continued)

(f) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

Central SAFE has controlling equity interests in certain other banks in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the period/year end, and the related income and expenses for the period are as follows:

(i) Advances to customers/banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**–**	–

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**29**	11
Outstanding balance at end of the period/year	**–**	29

(ii) Investment securities

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**36**	38

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**1,270**	2,043
Outstanding balance at end of the period/year	**2,233**	1,270

42. Significant related party transactions (continued)

(f) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

(iii) Financial assets at fair value through profit or loss

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**–**	–

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**25**	19
Outstanding balance at end of the period/year	**43**	25

(iv) Due from banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**35**	9

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**854**	1,034
Outstanding balance at end of the period/year	**2,085**	854

42. Significant related party transactions (continued)

(f) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

(v) Due to banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest expense	**(1)**	-

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**77**	15
Outstanding balance at end of the period/year	**212**	77

(g) Transactions with other state-controlled entities

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. The Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance, investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

Utilities, transport, telecommunication and postal services are charged by service providers at market rates. Management believes that, based on their assessment, the amounts of such related party transactions are insignificant for the period and therefore are not disclosed. Details of other transactions are set forth below.

42. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

The Group enters into banking transactions with other state-controlled entities in the ordinary course of business. These include loans, deposits, investment securities, money market transactions and off-balance sheet exposures. The outstanding balances and related provisions at the period/year end, and the related income and expenses for the period are as follows:

(i) Advances to customers/banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**959**	943
Reversal of individually assessed loan impairment allowances	**7**	47

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**32,248**	41,543
Outstanding balance at end of the period/year	**38,910**	32,248
Less: individually assessed loan impairment allowances	**(81)**	(88)
	38,829	32,160

(ii) Investment securities

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**165**	179

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**7,640**	6,977
Outstanding balance at end of the period/year	**6,902**	7,640

Investment securities include held-to-maturity securities and available-for-sale securities.

42. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

(iii) Financial assets at fair value through profit or loss

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**9**	9

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**377**	738
Outstanding balance at end of the period/year	**549**	377

(iv) Due from banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**206**	129

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**4,746**	4,839
Outstanding balance at end of the period/year	**4,921**	4,746

42. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

(v) Due to banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest expense	**(123)**	(83)

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**10,949**	6,434
Outstanding balance at end of the period/year	**10,077**	10,949

(vi) Deposits from customers

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest expense	**(579)**	(761)

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**26,613**	44,652
Outstanding balance at end of the period/year	**32,285**	26,613

42. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

(vii) Contingent liabilities and commitments (including guarantees)

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Contingent liabilities and commitments (including guarantees)	**31,746**	26,273

(viii) Outstanding derivative transactions (notional amount)

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding derivative transactions (notional amount)	**1,833**	618

43. Ultimate holding company

Central SAFE, acting on behalf of the State, is the ultimate holding company of the Company whilst BOC is the Company's intermediate holding company.

44. Comparative amounts

Certain comparative amounts have been reclassified to conform with the current period's presentation.

45. Statutory accounts

The information in the interim report is unaudited and does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2006 have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 22 March 2007.

1. Capital adequacy ratio

	At 30 June 2007	Restated At 31 December 2006
Capital adequacy ratio	**14.29%**	15.72%
Core capital ratio	**13.63%**	14.94%

The above capital ratios are computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules effective from 1 January 2007. Comparative ratios at 31 December 2006 are restated accordingly. Differences between the basis of consolidation for accounting and regulatory purposes are described in "Appendix – Subsidiaries of the Company" on page 115.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratio as at 30 June 2007 and 31 December 2006 and reported to the HKMA is analysed as follows:

	At 30 June 2007 HK$'m	Restated At 31 December 2006 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**23,788**	20,225
Profit and loss account	**2,549**	3,986
Minority interests	**1,217**	1,181
	70,597	68,435
Deductions from core capital	**(473)**	(486)
Core capital after deductions	**70,124**	67,949
Supplementary capital:		
Reserves on revaluation of holdings of available-for-sale securities	**(818)**	(140)
Reserves on revaluation of holdings of securities designated at fair value through profit or loss	**3**	17
Collective loan impairment allowances	**663**	556
Regulatory reserve	**3,972**	3,621
	3,820	4,054
Deductions from supplementary capital	**(473)**	(486)
Supplementary capital after deductions	**3,347**	3,568
Total capital base after deductions	**73,471**	71,517

Subsidiaries which are not included in the consolidation group for the calculation of capital adequacy ratios are denoted in "Appendix – Subsidiaries of the Company" on page 115. Investment costs in such subsidiaries are deducted from the capital base.

3. Liquidity ratio

	Half-year ended 30 June 2007	Half-year ended 30 June 2006
Average liquidity ratio	**50.08%**	50.30%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts.

	At 30 June 2007							
	Equivalent in million of HK$							
	US Dollars	**Japanese Yen**	**Euro**	**Australian Dollars**	**Pound Sterling**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**289,258**	**2,383**	**12,330**	**25,142**	**5,700**	**34,821**	**5,916**	**375,550**
Spot liabilities	**(195,800)**	**(5,404)**	**(7,159)**	**(15,291)**	**(12,647)**	**(34,201)**	**(15,027)**	**(285,529)**
Forward purchases	**170,368**	**19,386**	**24,582**	**21,570**	**31,601**	**16,152**	**36,059**	**319,718**
Forward sales	**(258,291)**	**(16,404)**	**(29,526)**	**(31,406)**	**(24,650)**	**(15,796)**	**(27,104)**	**(403,177)**
Net options position	**1,244**	**3**	**4**	**(2)**	**13**	**–**	**(15)**	**1,247**
Net long/(short) position	**6,779**	**(36)**	**231**	**13**	**17**	**976**	**(171)**	**7,809**
Net structural position	**83**	**–**	**–**	**–**	**–**	**319**	**–**	**402**

	At 31 December 2006							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	280,010	2,538	12,922	22,642	6,150	28,521	7,357	360,140
Spot liabilities	(189,454)	(4,346)	(7,485)	(18,126)	(12,217)	(27,729)	(18,185)	(277,542)
Forward purchases	126,163	12,131	15,728	8,009	26,833	1,173	39,626	229,663
Forward sales	(211,509)	(10,313)	(21,195)	(12,533)	(20,786)	(1,098)	(28,627)	(306,061)
Net options position	1,340	(12)	19	(24)	(14)	–	6	1,315
Net long/(short) position	6,550	(2)	(11)	(32)	(34)	867	177	7,515
Net structural position	83	–	–	–	–	309	–	392

5. Segmental information

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2007					
	Gross advances HK$'m	% Covered by collateral or other security	Classified and impaired HK$'m	Overdue HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
– Property development	20,993	24.65%	18	21	3	30
– Property investment	59,897	81.95%	266	352	18	93
– Financial concerns	11,565	7.50%	–	4	–	22
– Stockbrokers	8,192	5.72%	–	–	–	11
– Wholesale and retail trade	12,891	60.28%	193	318	53	20
– Manufacturing	13,801	55.65%	119	340	30	25
– Transport and transport equipment	20,030	11.96%	3	12	1	28
– Recreational activities	23	91.59%	–	1	–	–
– Information technology	2,679	30.33%	2	–	–	4
– Others	26,639	30.56%	86	236	30	44
Individuals						
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,115	99.62%	136	286	14	19
– Loans for purchase of other residential properties	100,117	99.79%	304	642	13	133
– Credit card advances	5,578	–	23	206	–	70
– Others	8,603	91.61%	104	161	41	11
Total loans for use in Hong Kong	305,123	66.95%	1,254	2,579	203	510
Trade finance	21,598	35.88%	152	442	105	35
Loans for use outside Hong Kong	66,090	21.77%	212	233	165	118
Gross advances to customers	392,811	57.64%	1,618	3,254	473	663

5. Segmental information (continued)

(a) Sectoral analysis of gross advances to customers (continued)

	At 31 December 2006					
	Gross advances HK$'m	% Covered by collateral or other security	Classified and impaired HK$'m	Overdue HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
– Property development	19,290	19.33%	24	26	4	26
– Property investment	55,943	85.49%	320	460	28	80
– Financial concerns	10,721	8.48%	4	9	–	19
– Stockbrokers	65	25.65%	–	–	–	–
– Wholesale and retail trade	13,019	61.87%	248	358	61	19
– Manufacturing	12,417	54.27%	154	315	42	20
– Transport and transport equipment	15,548	17.55%	4	13	2	21
– Recreational activities	33	91.36%	–	–	–	–
– Information technology	1,586	57.12%	–	1	–	2
– Others	20,158	33.13%	148	267	29	30
Individuals						
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,236	99.14%	141	313	20	19
– Loans for purchase of other residential properties	96,953	99.11%	359	694	23	123
– Credit card advances	5,490	–	20	232	–	71
– Others	8,831	89.66%	156	239	57	11
Total loans for use in Hong Kong	274,290	71.36%	1,578	2,927	266	441
Trade finance	16,865	40.98%	157	359	98	26
Loans for use outside Hong Kong	55,935	24.30%	253	279	182	90
Gross advances to customers	347,090	62.30%	1,988	3,565	546	557

5. Segmental information (continued)

(b) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers, overdue advances and classified and impaired advances to customers is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Hong Kong	**346,078**	306,911
Mainland China	**28,605**	22,984
Others	**18,128**	17,195
	392,811	347,090

(ii) Overdue advances

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Hong Kong	**3,021**	3,221
Mainland China	**209**	266
Others	**24**	78
	3,254	3,565
Individually assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**363**	436
Mainland China	**24**	11
Others	**4**	10
	391	457
Collectively assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**35**	28
Mainland China	**12**	11
	47	39

5. Segmental information (continued)

(b) Geographical analysis of gross advances to customers and overdue advances (continued)

(iii) Classified and impaired advances

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Hong Kong	**1,536**	1,909
Mainland China	**59**	52
Others	**23**	27
	1,618	1,988
Individually assessed loan impairment allowances in respect of the classified and impaired advances		
Hong Kong	**441**	526
Mainland China	**26**	13
Others	**6**	7
	473	546
Collectively assessed loan impairment allowances in respect of the classified and impaired advances		
Hong Kong	**17**	15
Mainland China	**6**	8
	23	23

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 30 June 2007				
Asia, other than Hong Kong				
– Mainland China	34,871	29,395	21,903	86,169
– Others	63,807	523	20,126	84,456
	98,678	29,918	42,029	170,625
North America				
– United States	9,244	31,721	75,723	116,688
– Others	8,956	251	32	9,239
	18,200	31,972	75,755	125,927
Western Europe				
– Germany	47,688	–	2,641	50,329
– Others	157,627	160	15,966	173,753
	205,315	160	18,607	224,082
Total	322,193	62,050	136,391	520,634

6. Cross-border claims (continued)

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2006				
Asia, other than Hong Kong				
– Mainland China	37,202	25,052	18,486	80,740
– Others	67,088	569	16,710	84,367
	104,290	25,621	35,196	165,107
North America				
– United States	8,923	25,232	74,712	108,867
– Others	12,391	101	133	12,625
	21,314	25,333	74,845	121,492
Western Europe				
– Germany	38,204	–	3,620	41,824
– Others	149,973	133	16,819	166,925
	188,177	133	20,439	208,749
Total	313,781	51,087	130,480	495,348

7. Non-bank Mainland China exposures

Non-bank counterparties are identified in accordance with the definitions set out in the prudential return "Quarterly Analysis of Loans and Advances and Provisions" issued by the HKMA. Exposures in the Mainland China to non-bank counterparties are summarised as follows:

	At 30 June 2007			
	On-balance sheet exposure HK$'m	**Off-balance sheet exposure HK$'m**	**Total exposure HK$'m**	**Individually assessed impairment allowances HK$'m**
Mainland China entities	**53,284**	**35,524**	**88,808**	**149**
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	**20,202**	**14,371**	**34,573**	**24**
Other non-bank Mainland China exposures	**10,440**	**5,630**	**16,070**	**11**
	83,926	**55,525**	**139,451**	**184**

7. Non-bank Mainland China exposures (continued)

	At 31 December 2006			
	On-balance sheet exposure HK$'m	Off-balance sheet exposure HK$'m	Total exposure HK$'m	Individually assessed impairment allowances HK$'m
Mainland China entities	46,516	32,102	78,618	183
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	15,998	10,830	26,828	16
Other non-bank Mainland China exposures	9,943	4,941	14,884	18
	72,457	47,873	120,330	217

8. Overdue and rescheduled assets

(a) Gross amount of advances overdue more than three months

	At 30 June 2007		At 31 December 2006	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**234**	**0.06%**	318	0.09%
– one year or less but over six months	**165**	**0.04%**	202	0.06%
– over one year	**671**	**0.17%**	838	0.24%
Advances overdue for over three months	**1,070**	**0.27%**	1,358	0.39%
Individually assessed loan impairment allowances in respect of the advances overdue for over three months	**298**		438	

As at 30 June 2007 and 31 December 2006, there were no advances to banks and other financial institutions that were overdue for over three months.

8. Overdue and rescheduled assets (continued)

(b) Collateral held against advances overdue more than three months

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
In respect of the above advances overdue for over three months		
Current market value of collateral held against the covered portion	**2,086**	2,175
Covered portion	**856**	987
Uncovered portion	**214**	371

Collateral held against such loans is principally represented by charges over business assets such as premises, inventories and trade receivables for corporate loans and mortgages over residential properties for personal loans.

(c) Rescheduled advances to customers

	At 30 June 2007		At 31 December 2006	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers	**150**	**0.04%**	216	0.06%

As at 30 June 2007 and 31 December 2006, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

9. Repossessed assets held

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Estimated market value of repossessed assets held	**275**	309

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

ADDITIONAL INFORMATION

1. Corporate information

Board of Directors

Chairman XIAO Gang•

Vice Chairmen SUN Changji•
HE Guangbei

Directors LI Zaohang•
ZHOU Zaiqun•
ZHANG Yanling•
LEE Raymond Wing Hung
GAO Yingxin
FUNG Victor Kwok King*
KOH Beng Seng*
SHAN Weijian*
TUNG Chee Chen*
TUNG Savio Wai-Hok*
YANG Linda Tsao*

• Non-executive Directors
* Independent Non-executive Directors

Senior Management

Chief Executive HE Guangbei

Deputy Chief Executive LAM Yim Nam

Chief Financial Officer LEE Raymond Wing Hung

Deputy Chief Executive GAO Yingxin

Chief Risk Officer CHEUNG Alex Yau Shing

Chief Information Officer LIU Peter Yun Kwan

Company Secretary YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

ADS Depositary Bank

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

Credit Ratings (Long Term)

Standard & Poor's:	A-
Moody's Investors Service:	Aa3
Fitch Ratings:	A

Index Constituent

The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Index
FTSE All-World Hong Kong Index
Xinhua/FTSE China 25 Index

Stock Codes

Ordinary shares:	
The Stock Exchange of Hong Kong Limited:	2388
Reuters:	2388.HK
Bloomberg:	2388 HK
Level 1 ADR Programme:	
CUSIP No.:	096813209
OTC Symbol:	BHKLY

Website

www.bochk.com

2. Dividend and closure of register of members

The Board declared an interim dividend of HK$0.428 per share (2006: HK$0.401), payable on Thursday, 20 September 2007 to those persons registered as shareholders on Thursday, 13 September 2007.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Monday, 10 September 2007 to Thursday, 13 September 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 7 September 2007. Shares of the Company will be traded ex-dividend as from Thursday, 6 September 2007.

3. Substantial interests in share capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2007, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,953,617,435	(65.77%)
BOC	6,953,617,435	(65.77%)
BOCHKG	6,949,330,256	(65.73%)
BOC (BVI)	6,949,330,256	(65.73%)

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.

2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO. BOC (BVI) beneficially holds 6,949,330,256 shares of the Company.

3. BOC holds the entire issued share capital of BOC Insurance. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance which has an interest in 4,000,000 shares of the Company.

4. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited has an interest in 91,500 shares of the Company and an interest in 117,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited has an interest in 78,679 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 30 June 2007, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

4. Directors' rights to acquire shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 30 June 2007 are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2007	Exercised during the period	Surrendered during the period	Lapsed during the period	Balances as at 30 June 2007
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	-	-	-	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,084,500	-	-	-	1,084,500
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
Total:				7,374,600	7,013,100	-	-	-	7,013,100

Note: On 15 June 2007, Mr. Hua Qingshan resigned from the post of Non-executive Director of the Company. According to the terms of the Pre-listing Share Option Scheme, the options of 1,446,000 granted to Mr. Hua Qingshan on 5 July 2002 can be exercised within three months after his resignation.

Save as disclosed above, at no time during the period was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

5. Directors' and Chief Executive's interests in shares, underlying shares and debentures

Save as disclosed above, as at 30 June 2007, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

6. Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

7. Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Madam Yang Linda Tsao, Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the unaudited financial statements in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial reports.

8. Compliance with the Code on Corporate Governance Practices of the Listing Rules

In pursuit of the Company's stated objective to embrace good corporate governance principles and practices, the Company has been continuously enhancing its corporate governance practices in order to attain even higher standards. In conjunction with the implementation of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules issued by the Stock Exchange of Hong Kong on 1 January 2005, the Company has further strengthened its corporate governance practices by reference to the requirements of the CG Code and international best practices. The Company is pleased to announce that it has been in full compliance with all the code provisions of the CG Code and that it has also complied with nearly all the recommended best practices set out in the CG Code. A more recent development is that starting from the third quarter of 2006, the Company publishes quarterly financial and business reviews so that shareholders can be better updated of the performance, financial position and prospects of the Company.

The high standards of the Company's corporate governance practices are reflected in the public recognition it has won through the years. In 2006, the Company was named one of the top ten companies for corporate governance among the 174 locally listed companies surveyed in the Corporate Governance Scorecard Project jointly sponsored by the City University of Hong Kong and the Hong Kong Institute of Directors. The Company also received a Special Mention in the Hang Seng Index Category of the Best Corporate Governance Disclosure Awards 2006 from the Hong Kong Institute of Certified Public Accountants.

9. Compliance with the Codes for Securities Transactions by Directors

The Company has adopted a "Code for Securities Transactions by Directors" (the "Company's Code") to govern securities transactions by Directors. The terms of the Company's Code sets out more stringent requirements than those contained in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Directors confirmed that they have complied with the required standards set out in both the Company's Code and the Model Code throughout the period under review.

10. Compliance with HKAS 34

The interim report for the first half of 2007 complies with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

11. Interim Report

This Interim Report is available in both English and Chinese. The Chinese version of this Interim Report is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. This Interim Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk.

If you have any queries about how to obtain copies of this Interim Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

12. Reconciliation between HKFRSs vs IFRS/CAS

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and CAS for which the Company and its subsidiaries will form part of the consolidated financial statements. CAS is the new set of PRC accounting standards that has been effective for annual periods beginning on or after 1 January 2007 for companies publicly listed in PRC. The requirements of CAS have substantially converged with IFRS and HKFRSs. Comparative figures to the below reconciliation which presented under previous PRC GAAP in the prior year are restated accordingly.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its consolidated financial statements is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC (BVI)
approximately 66%
The Company

12. Reconciliation between HKFRSs vs IFRS/CAS (continued)

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reporting to BOC is prepared in accordance with IFRS and CAS respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its financial statements on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and CAS respectively for the periods presented.

The major differences between HKFRSs and IFRS/CAS, which arise from the difference in measurement basis in IFRS or CAS and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises; and
- deferred taxation impact arising from the above different measurement basis.

(a) Re-measurement of carrying value of treasury products

Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and CAS is basically the same.

(b) Restatement of carrying value of bank premises

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS and CAS. Therefore, adjustments have been made to the carrying value of bank premises as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and CAS.

(c) Deferred tax adjustments

These represent the deferred tax effect of the aforesaid adjustments.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs, IFRS and CAS will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in the future years.

12. Reconciliation between HKFRSs vs IFRS/CAS (continued)

Profit after tax/Net assets reconciliation

(i) HKFRSs Vs IFRS

	Profit after tax		Net assets	
	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m	**At 30 June 2007 HK$'m**	At 31 December 2006 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**7,628**	7,229	**89,825**	86,640
Add: IFRS adjustments				
Re-measurement of carrying value of treasury products	**(66)**	(84)	**37**	44
Restatement of carrying value of bank premises	**106**	96	**(8,364)**	(7,295)
Deferred tax adjustments	**(21)**	25	**1,405**	1,230
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS	**7,647**	7,266	**82,903**	80,619

12. Reconciliation between HKFRSs vs IFRS/CAS (continued)

Profit after tax/Net assets reconciliation (continued)

(ii) HKFRSs Vs CAS

	Profit after tax		Net assets	
	Half-year ended 30 June 2007 HK$'m	Restated Half-year ended 30 June 2006 HK$'m	**At 30 June 2007 HK$'m**	Restated At 31 December 2006 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**7,628**	7,229	**89,825**	86,640
Add: CAS adjustments				
Re-measurement of carrying value of treasury products	**(66)**	(84)	**37**	44
Restatement of carrying value of bank premises	**106**	96	**(8,364)**	(7,295)
Deferred tax adjustments	**(21)**	25	**1,405**	1,230
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under CAS	**7,647**	7,266	**82,903**	80,619

INDEPENDENT REVIEW REPORT

REPORT ON REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS
TO THE BOARD OF DIRECTORS OF
BOC HONG KONG (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the condensed interim financial statements set out on pages 39 to 94, which comprise the consolidated balance sheet of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2007 and the related consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these condensed interim financial statements in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on these condensed interim financial statements based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of condensed interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements are not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 23 August 2007

Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
BOC Group Life Assurance Company Limited*	Hong Kong 12 March 1997	Ordinary shares HK$868,000,000	51.00%	Life insurance business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$480,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding and investment
Bank of China (Hong Kong) Nominees Limited*	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited*	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee and agency services
BOC Group Trustee Company Limited*	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Financial Products (Cayman) Limited	Cayman 10 November 2006	Ordinary shares US$50,000	100.00%	Note issuing
BOCHK Information Technology (Shenzhen) Co., Ltd.*	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Property holding and investment

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
BOCHK Information Technology Services (Shenzhen) Ltd*	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Information technology services
BOCI-Prudential Trustee Limited*	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Che Hsing (Nominees) Limited*	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services and investment holding
Chiyu Banking Corporation (Nominees) Limited*	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding and investment
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Glister Company Limited*	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.*	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Property holding and investment
Hua Chiao Commercial (Nominees) Limited*	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property holding and investment

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Kincheng (Nominees) Limited*	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property holding and investment
Kwong Li Nam Investment Agency Limited*	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency
Nan Song Company, Limited*	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding
Nanyang Commercial Bank (Nominees) Limited*	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited*	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Pacific Trend Profits Corporation*	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited*	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property holding and investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding and investment
Po Sang Financial Investment Services Company Limited*	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trading and investment holding
Po Sang Futures Limited*	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Po Sang (Nominees) Limited*	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee services
Rams City (Nominees) Limited*	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services and investment holding
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Property holding and investment
Seng Sun Development Company, Limited*	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding and investment
Sin Chiao Enterprises Corporation, Limited*	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property holding and investment
Sin Hua Trustee Limited*	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited*	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited*	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China State (Nominees) Limited*	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
The China State Trustee Limited*	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding and investment
Yien Yieh (Nominee) Limited*	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services and investment holding

Champion Leader International Limited completed winding up procedures on 8 April 2007.

Excellent Way Properties Limited completed winding up procedures on 12 May 2007.

Remarks:

Name of subsidiaries which are not included in the consolidation group for regulatory purposes in respect of capital adequacy is marked with * in the above table. BOCHK and its subsidiaries specified by the HKMA form the basis of consolidation for its regulatory purposes in accordance with the Banking (Capital) Rules. For accounting purposes, subsidiaries are consolidated in accordance with the accounting standards issued by the HKICPA pursuant to section 18A of the Professional Accountants Ordinance.

DEFINITIONS

In this Interim Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"AC"	the Audit Committee
"ADR"	American Depositary Receipt
"ADS"	American Depositary Share
"ALCO"	the Asset and Liability Management Committee
"ATM(s)"	Automated Teller Machine(s)
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules

Terms	Meanings
"CAS"	China Accounting Standards
"CBS"	Corporate Banking Services
"CE"	Chief Executive
"Central SAFE"	Central SAFE Investments Limited
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"CRO"	Chief Risk Officer
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HK GAAP"	Generally Accepted Accounting Principles in Hong Kong
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"Hua Chiao"	Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"IPO(s)"	Initial Public Offering(s)
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong

Terms	Meanings
"PRC"	The People's Republic of China
"QDII"	Qualified Domestic Institutional Investor
"QFII(s)"	Qualified Foreign Institutional Investor(s)
"RC"	The Risk Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMD"	The Risk Management Department
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"SME(s)"	Small and medium-sized enterprise(s)
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"US" or "USA"	the United States of America
"VAR"	Value at Risk

END

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

THIS REPORT IS PRINTED ON ENVIRONMENTALLY FRIENDLY AND ELEMENTAL CHLORINE FREE PAPER